    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 22, 2001

                                                      REGISTRATION NO. 333-65600
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2


                                  FORM SB-2/A
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                INFOTOPIA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               NEVADA                              95-4685068
  (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)            IDENTIFICATION NUMBER)

                          3635 BOARDMAN CANFIELD ROAD
                               CANFIELD, OH 44406

                                 (330) 702-3700

         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             INCORP SERVICES, INC.
                         3675 PECOS-MCLEOD, SUITE 1400
                            LAS VEGAS, NEVADA 89121
                                 (702) 866-2500
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                             JEFFREY A. RINDE, ESQ.
                              BONDY & SCHLOSS LLP
                         6 EAST 43RD STREET, 25TH FLOOR
                            NEW YORK, NEW YORK 10017
                             PHONE: (212) 661-3535
                              FAX: (212) 972-1677
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is filed in a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering.

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


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                                                                   PROPOSED MAXIMUM      PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF                AMOUNT TO BE         OFFERING PRICE      AGGREGATE OFFERING        AMOUNT OF
       SECURITIES TO BE REGISTERED              REGISTERED           PER UNIT(1)             PRICE(1)          REGISTRATION FEE
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Common Stock registered on behalf of
  certain shareholders, par value $.001
  per share..............................       4,603,347              $2.15(1)           $ 9,897,196(1)          $2,475(2)
Common Stock registered on behalf of
  debenture and warrant holder, par value
  $.001 per share........................       2,500,000              $1.11(3)           $ 2,775,000(3)          $  694(3)
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Common Stock registered on behalf of
  certain shareholders, par value $.001
  per share..............................       5,424,387              $1.11(3)           $ 6,021,070(3)          $1,504(3)
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Total....................................       12,527,734                                 $18,693,266              $4,673
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(1) Estimated in accordance with Rule 457(c) solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of Infotopia, Inc. Common Stock as reported on the Nasdaq Stock Market OTC Bulletin Board on July 20, 2001.
(2) Fee paid with original filing on July 23, 2001.

(3) Estimated in accordance with Rule 457(c) solely for the purpose of the registration fee based on the average of the high and low prices of Infotopia, Inc. Common Stock as reported on the Nasdaq Stock Market OTC Bulletin Board on August 15, 2001. $1,986 was paid with the August 16, 2001 filing.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED AUGUST 22, 2001


PROSPECTUS


                       12,527,734 SHARES OF COMMON STOCK


                                INFOTOPIA, INC.

                    COMMON STOCK, PAR VALUE $.001 PER SHARE


     This prospectus covers the offer and sale of an estimated 12,527,734 shares of our common stock. The common stock is being offered and sold by certain of our shareholders, 2,500,000 are being registered in connection with a secured convertible debenture, which may be sold by a shareholder after conversion.



     The selling shareholders may without limitation offer their shares of common stock for sale through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices. See "Plan of Distribution." We will bear all expenses in connection with the preparation of this prospectus.


                THE PROCEEDS AND DETERMINING THE OFFERING PRICE


     All proceeds from the sale of the common stock under this prospectus will go to the selling shareholders. We will not receive any proceeds from sales of the common stock offered by the selling shareholders.


     Our common stock is currently traded on the Nasdaq Stock Market OTC Bulletin Board under the symbol "IFTA." On August 15, 2001, the last reported sales price of a share of Infotopia common stock was $1.11 per share. This price reflects a 1:200 reverse stock split of our common stock that took effect at the close of business on June 21, 2001.


     INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is             , 2001.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Where You Can Find More Information.........................   ii
Prospectus Summary..........................................    1
Risk Factors................................................    3
Description of Business.....................................    6
Use of Proceeds.............................................    8
Selling Shareholders........................................    8
Plan of Distribution........................................   11
Legal Proceedings...........................................   11
Directors, Executive Officers, Promoters and Control
  Persons...................................................   13
Description of Securities...................................   14
Limitation of Liability and Indemnification.................   15
Related Party Transactions..................................   16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   17
Description of Property.....................................   24
Market for Common Equity and Related Stockholder Matters....   25
Executive Compensation......................................   26
Financial Statements........................................  F-1


THIS PROSPECTUS IS A PART OF A REGISTRATION STATEMENT WE FILED WITH THE SEC. YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                      WHERE CAN YOU FIND MORE INFORMATION

     We file annual, quarterly and special reports and other information with the SEC. You may read and copy the documents we file at the SEC's public reference room in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC's Website at http://www.sec.gov.

                               PROSPECTUS SUMMARY

     The following summarizes the business and operations of Infotopia, Inc. (referred to in this prospectus as "we", "us", "Infotopia" or the "Company"). This summary is not complete and does not contain all of the information about us or all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the information under the caption "Risk Factors" and the information in the financial statements and the notes to the financial statements that are included in this prospectus. The securities offered by this prospectus involve a high degree of risk. See "Risk Factors."

THE COMPANY


     INFOTOPIA, INC. (Formerly Flex Marketing, Inc. (OH)) was incorporated under the laws of Ohio on September 11, 1997 ("Infotopia Ohio"). The company was acquired by its parent company, National Boston Medical, Inc., in a share exchange agreement executed on November 21, 1998.



     On April 25, 2000, Dr. Abravanel's Formulas, Inc., a Nevada corporation
(DABV), acquired Infotopia Ohio, when we were a wholly owned subsidiary of National Boston Medical, Inc. in a share exchange in which 100% of our outstanding stock was exchanged for 100% of the common stock of DABV. As a result of the share exchange, DABV changed its name to Infotopia, Inc.


     The accompanying financial statements include the accounts of Infotopia, Inc., and its subsidiary Infotopia Ohio.


     We are in the direct marketing/direct to retail marketing business, which encompasses the sale of various products through commercials, infomercials, print media, radio, the Internet and all traditional methods of selling to the consumer such as traditional retail. In particular, we utilize electronic retailing, in which electronic media, such as television, radio and the Internet, is used to convey all the information a consumer needs to make a buying decision, and to make a specific offer to the consumer, with an appeal to make an immediate buying decision. We receive and process almost all of our orders for directly marketed products through a customer service call center or through direct online Internet orders. The orders are routed to various "fulfillment centers" from which products are shipped directly to the consumers. The call centers and fulfillment centers are contracted entities. We market a variety of healthcare, fitness, weight reduction, recreation, cooking aid, and skin care products through direct marketing/direct to retail marketing. Our securities are quoted on the Over-the-Counter Bulletin Board under the symbol IFTA.OB



     Our revenues originate from the sale of healthcare, fitness, weight reduction, recreation, kitchen products and skin care products. During the past quarter, we have significantly increased the range of our product mix and have entered into a number of agreements to further broaden our product mix.



     Our objective is to be one of the leading direct marketing companies in the United States. To achieve this, it will be necessary for us to expand the size of our revenues through marketing our current products, acquiring new products to market, and continuing to generate revenue through multiple revenue streams. We also need to capitalize on our early marketing success by continuing to expand the current distribution channels and to maintain our focus on emerging trends while continuing to retain our high level of expertise in this industry.


PRODUCT LINE


     We currently market the Cooking Saddle (a cooking device which allows meats, such as large turkeys, to be removed from an oven pan easily), the Backstroke (a back massager), the Torso Tiger (an abdominal and upper body workout machine), the Tiger Gym (a machine that allows for strength training and non-impact aerobics, developing various parts of the body), the Torso Tiger II (a scaled down version of the Torso Tiger machine), the Body by Jake Bun and Thigh Rocker (an exercise product that allows the user to trim and tone the hips and thighs), the Medicus Dual 2000 (a golf-swing trainer), the Hot Mommies System (a program designed to give mothers essential nutrients for health and vitality), the Total Tiger (an exercise product for upper and lower body), "Michael Thurmond's Six Week Body Makeover," the Jules and Jane skin care products line (consisting of 12 natural skin care products), Bubbe's Best baby skin care products and

Safeshield (an anti-microbial that kills bacteria such as staph, e-coli, psuedomonas and salmonella and various viruses).


     We develop new products based on ideas that come from a variety of sources, including inventors, suppliers, trade shows, industry conferences, and strategic alliances with various manufacturing and consumer products companies. As of the date of this Registration, we have 30 new products that are in various stages of development, and expects to be able to market approximately 9 new products during the balance of fiscal 2001, pending completion of the supporting infomercials.



IMC/MIT TRANSACTION



     On July 23, 2001, we entered into a letter of intent with Infomercial Management Corporation, Modern Interactive Technology, Inc., and their principals, providing us with, among other things, an exclusive option to acquire all of the issued and outstanding stock of each of the two firms. This transaction is more fully described in our "Description of Business" section.



MARKET RESEARCH



     Our industry is extremely competitive, with a number of entities offering similar products and/or advertising through similar media. We estimate the number of competitors in the home fitness equipment sector to be 75. We are not aware of any competitors marketing products similar to the Hot Mommies System or the Cooking Saddle through the same marketing channels. Our competitive position is affected by our ability to develop attractive advertising campaigns for our products, and to acquire and/or develop the rights to attractive products. Diminished consumer interest in our products would adversely affect our business. Likewise, an inability to develop new and attractive products would adversely affect our competitive position.



     We also compete on the basis of customer service and efficient inventory control and product distribution, which includes allowing for product returns and warranties. Many of our competitors possess greater financial resources, wider brand name recognition, broader distribution networks and other resources and characteristics that may give these competitors a competitive advantage.



  Products to be Released During 2001



     We currently have 30 new products that are in various stages of development, and expects to be able to market approximately 9 new products during the balance of fiscal 2001, pending completion of the supporting infomercials.



  Going Concern



     Our financial statements have been prepared on the assumption that we will continue as a going concern. You should refer to the auditors' report, note 13 to our unaudited financial statements for the period ended June 30, 2001, and note 16 to our audited financial statements, all of which are continued in the financial statements included in this prospectus.

                                  RISK FACTORS


     The following factors should be reviewed carefully in conjunction with the other information in this Prospectus and our financial statements which are incorporated by reference. These factors, among others, could cause actual results to differ materially from those currently anticipated and contained in forward-looking statements made in this Prospectus and presented elsewhere by our management from time to time. See "Forward-Looking Statements."


     WE HAVE A LIMITED OPERATING HISTORY. We emerged via a spin-off and share exchange agreement from National Boston Medical, Inc. and a subsequent reverse merger with Dr. Abravanel's Formulas, Inc. in April 2000. New management was appointed immediately following the reverse merger and a complete overhaul of our operations and our marketing strategies were implemented. Accordingly, we have only a limited operating history on which you can base your evaluation of our business and prospects. Despite our recent growth in sales and net income, we cannot assure you that these trends will continue or that we will remain profitable.

     WE RELY ON SALES OF CERTAIN KEY PRODUCTS. Our financial success depends almost entirely on marketing our innovative products such as the Tiger brand line, which has generated substantial sales. We recently expanded our presence in the home and commercial fitness equipment markets by entering into a licensing agreement to market the Body By Jake Bun & Thigh Rocker. We plan to diversify our product line in the future and we have begun to do so. Despite these efforts, our financial performance remains dependent on a few products. Any significant diminished consumer interest in Tiger brand and Body by Jake Bun & Thigh Rocker products would adversely affect our business. We may not be able to develop successful new products or implement successful enhancements to existing products. Any products that we do develop or enhance may not generate sufficient sales to justify the cost of developing and marketing these products.

     WE MAY BE UNABLE TO EFFECTIVELY MANAGE OUR EXISTING OPERATIONS AND ANTICIPATED GROWTH. We have grown significantly since April 2000, when we implemented new management and marketing campaigns. We intend to continue to pursue an aggressive growth strategy. To manage our growth effectively, we believe that we must:

     - Develop Business Plan for new additional products or brand line extensions;

     - Maintain a high level of manufacturing quality and efficiency;

     - Continue to enhance our operational, financial and management systems and controls;

     - Effectively expand, train and manage our employee base;


     - Maintain an effective and efficient customer call center and inventory control and distribution system through third parties.


Our failure to properly manage any of these or other growth-related challenges could adversely affect our business. We cannot assure you that we will succeed in effectively managing our existing operations or our anticipated growth.

     A DECLINE IN CONSUMER SPENDING DUE TO UNFAVORABLE ECONOMIC CONDITIONS COULD HINDER SALES OF OUR CONSUMER PRODUCTS. The success of each of our products depends substantially on how consumers decide to spend their money. Unfavorable economic conditions may depress consumer spending, especially for premium priced products like ours.

     OUR FINANCIAL PERFORMANCE MAY BE VULNERABLE TO RAPIDLY CHANGING PREFERENCES IN THE CONSUMER FITNESS MARKET. Our net sales and profitability depend significantly on the acceptance of our existing and future fitness products within the consumer fitness market. This market is characterized by rapidly changing fitness trends and fads, frequent innovations and improvements are necessary to maintain consumer interest in fitness products. Our financial performance may be harmed if we are unable to successfully adapt the Tiger brand line or any of our consumer products to these changing trends and fads.

     OUR FINANCIAL PERFORMANCE WOULD BE HARMED IF WE ARE UNABLE TO SUCCESSFULLY DEVELOP OR DIRECTLY MARKET NEW CONSUMER PRODUCTS. Our growth strategy and financial performance depend in part on our ability to develop or acquire the rights to, and then directly market, new consumer products. Our net sales would be harmed if we are unable to develop or acquire the rights to premium quality, premium priced consumer products that satisfy our direct marketing criteria. In addition, any new products that we directly market may not generate sufficient net sales or profits to justify their development or acquisition costs.



     WE DEPEND ON CERTAIN KEY EMPLOYEES. We will depend heavily upon the services of certain officers and directors of the Company, including in particular, Daniel Hoyng and Ernest Zavoral. We do not have key person life insurance on any of the lives of said individuals but we are in the process of obtaining such insurance. We have employment contracts in effect with three of our executive officers, Daniel Hoyng, our Chairman and Chief Executive Officer, Ernest Zavoral, our President, Clinton Smith, our General Counsel, Greggory C. Kofford, our Chief Financial Officer and Marek Lozowicki, our Senior Vice President. While we may hire additional qualified individuals to work in various capacities for the Company, the loss of the services of any of the officers and directors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."


     WE FACE REGULATORY RISKS. We are regulated by various federal, state and local authorities, including the Federal Trade Commission, the Consumer Products Safety Commission, the Occupational Safety and Health Administration and the Environmental Protection Agency. We believe we are in material compliance with all applicable rules and regulations. If we are incorrect, or if we violate such regulations in the future, we may be subject to regulatory enforcement efforts. Any regulatory enforcement efforts, particularly any actions that could interrupt our direct marketing efforts or result in a product recall, would adversely affect our business.

     FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE. Sales of a substantial number of shares of our common stock in the public market following this offering could adversely affect the market price for our common stock. See "Shares Eligible for Future Sale."


     INCREASES IN PRODUCT RETURNS COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE. Any material increase in the quantity of products returned by our customers for purchase-price refunds could adversely affect our financial performance.


     OUR WARRANTY RESERVES MAY BE INSUFFICIENT TO COVER FUTURE WARRANTY CLAIMS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE. We offer warranties on all of our principal products. If our warranty reserves are inadequate to cover future warranty claims on our products, our financial performance could be adversely affected. We have limited returns currently with all of our products and we have limited returns with warranty claims for these products. The manufacturer does indemnify us for factory defects, however.


     OUR MARKET IS INTENSELY COMPETITIVE. Each market in which we participate is intensely competitive. We believe that more than 75 companies manufacture and market commercial and home fitness equipment. Important competitive factors in this market include price, product quality and performance, diversity of features, warranties and customer service. We believe that our products are competitive in each of these categories. However, many of our competitors possess greater financial resources, wider brand name recognition, broader distribution networks and other resources and characteristics that may give them a competitive advantage.


     WE FACE PRODUCT LIABILITY RISKS. We are subject to potential product liability claims if our products injure or allegedly injure our customers or other users. We believe that our insurance coverage and reserves adequately cover potential product liability claims. However, we may have inaccurately assessed our product liability risk. In addition, we may be unable to purchase sufficient insurance coverage at an affordable price, or our insurers may fail to satisfy their obligations. If our insurance coverage and reserves are inadequate to cover future product liability claims, our business may be adversely affected.

     WE FACE RISKS ASSOCIATED WITH ANY FUTURE ACQUISITIONS. We intend to explore growth opportunities through strategic acquisitions that would enhance our direct marketing capabilities or product lines. If we identify and pursue an acquisition opportunity, our management may be required to devote a significant amount of time and effort to the process, which could unduly distract them from our existing operations. If we complete an acquisition, we expect to face significant challenges integrating the acquired business into our operations. An acquisition may not produce the revenue, earnings or business synergies that we anticipate, and an acquired product or technology may not perform as we expect. Any such difficulties would adversely affect our business. In addition, the size, timing and integration of any acquisitions could cause substantial fluctuations in our operating results. To pay for an acquisition, we may use common stock or cash, including the proceeds of the offering. See "Use of Proceeds." Alternatively, we may borrow money from banks or other lenders. If we use common stock, the ownership interest of our shareholders would be diluted. If we use cash or debt, our financial liquidity will be reduced.


     INCREASES IN ADVERTISING RATES MAY REDUCE OUR PROFITABILITY. We depend primarily on television commercials and television infomercials to market our products. Consequently, the price we must pay for our preferred media time significantly affects our financial performance. If the cost of our preferred media time increases, it may increase our selling and marketing expenses and decrease our profitability.


     OUR SALES MAY MATERIALLY DECLINE IF OUR CUSTOMER SERVICE CALL CENTER STOPS OPERATING. We receive and process almost all orders for our directly marketed products through our customer service call center. See "Business -- Direct Marketing." Our call center could stop operating for a number of reasons, including poor weather, natural disaster, or fire. If our backup facilities and contingency plans are ineffective to handle such problems, we could not sell our directly marketed products during the affected period. Our business could be substantially harmed if our call center stops operating for a significant time period. We do have backup capabilities because if the center were down, our lines could be migrated elsewhere to ensure continuity in our customer service operation.


     OUR FAILURE OR INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY COULD SIGNIFICANTLY HARM OUR COMPETITIVE POSITION, AND WE COULD ALSO INCUR SUBSTANTIAL COSTS TO DEFEND CLAIMS THAT WE HAVE VIOLATED THE PROPRIETARY RIGHTS OF
OTHERS. Protecting our intellectual property is an important factor in maintaining our competitive position in the fitness industry. If we do not or are unable to adequately protect our intellectual property, our sales and profitability could be adversely affected. We currently are a licensee for a number of patents and trademarks. However, our efforts to protect our proprietary rights may be inadequate and applicable laws provide only limited protection. In addition, we believe that our products, trademarks and other proprietary rights do not infringe upon the proprietary rights of third parties. However, we may not be able to successfully prevent others from claiming that we have violated their proprietary rights or that any such assertion will not require us to enter into a license agreement or royalty agreement with the party asserting a claim. We could incur substantial costs in defending against such claims, even if they are invalid, and we could become subject to judgments requiring us to pay substantial damages.


     OUR DIRECTORS HAVE THE AUTHORITY TO DESIGNATE ONE OR MORE CLASSES OF PREFERRED STOCK. Our Articles of Incorporation authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred stock. Such preferred stock may have such preferences, powers and relative, participating, optional and other rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might afford holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock. Our directors could use this authority, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of Infotopia.

     FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE. Future sales of shares of common stock by existing shareholders under Rule 144 of the Act or through the exercise of outstanding registration rights or the issuance of shares of common stock upon the exercise of options or warrants could materially adversely affect the market price of the common stock and could materially impair our future ability to raise capital through an offering of equity securities. A substantial number of shares of common stock are available for sale under Rule 144 in the public market or will become available for sale in the near future and no predictions can be made as to the effect, if any, that market sales of such shares or the availability of such shares for future sale will have on the market price of the common stock prevailing from time to time. The shares of common stock being registered pursuant to this prospectus, in particular the shares underlying the debenture, may have a dilutive effect on the holdings of current shareholders.

                           FORWARD LOOKING STATEMENTS

     This Prospectus and the information incorporated into it by reference contains various "forward-looking statements" within the meaning of federal and state securities laws, including those identified or predicated by the words "believes," "anticipates," "expects," "plan" or similar expressions. Such statements are subject to a number of uncertainties that could cause the actual results to differ materially from those projected. Such factors include, but are not limited to, those described under "Risk Factors." Given these uncertainties, prospective purchasers are cautioned not to place undue reliance upon such statements.


                            DESCRIPTION OF BUSINESS



     We were incorporated under the laws of Ohio on September 11, 1997. We were originally controlled by National Boston Medical, Inc., pursuant to an exchange agreement executed on November 21, 1998. Subsequently, on April 25, 2000, Dr. Abravenel's Formulas, Inc., a Nevada corporation, acquired us in a share exchange in which all of our stock was exchanged for all of the stock of Dr. Abravenel's Formulas, Inc. As a result of this share exchange, the parent Nevada entity changed its name to Infotopia, Inc. The financial statements in this prospectus include the accounts of Infotopia, Inc. and Infotopia-Ohio.



     On April 5, 2001, we bought from National Boston Medical, Inc. all of the outstanding stock of a subsidiary of that firm that manufactures a germicidal skin protectant, which we are now marketing and distributing in the food service, medical and retail markets through a master distributor. As described elsewhere in this prospectus, certain of our executive officers were formerly executive officers of National Boston Medical, Inc.



     On July 23, 2001, we entered into a letter of intent with Infomerical Management Corporation, Modern Interactive Technology, Inc., and their principals, providing us with, among other things, an exclusive option to acquire all of the issued and outstanding shares of common stock of each of the two firms. Should such option be exercised, each of these firms will become wholly-owned subsidiaries of ours. The closing of this transaction is subject to, among other things, the completion and approval of usual and customary due diligence reviews, execution and delivery of a definitive agreement, and the receipt of a fairness opinion regarding the purchase price in the transaction. We cannot predict at this time whether this will be completed, or when such transaction will be completed.



     We are in the direct marketing/direct to retail marketing business, which encompasses the sale of various products through a variety of media, including commercials, infomercials, print media, radio, the Internet, and traditional retail outlets. In particular, we use electronic retailing via television, radio and the Internet, to convey to a customer all necessary buying decision information, and to make a specific offer to the consumer, with an appeal to make an immediate buying decision. Increases in advertising rates may reduce our profitability, by increasing our selling and marketing expenses.



     We receive and process almost all of our orders for directly marketed products through a customer service call center, or through direct online Internet orders, which are routed to what are known as fulfillment centers, from which the products are actually shipped directly to the consumers. These call centers and fulfillment centers are contracted entities. If our call center stops operating for any number of reasons, including poor weather, natural disasters, or fires, and our backup facilities and contingency plans are ineffective to handle such problems, we would not be able to sell our directly marketed products during the affected period, which could substantially harm our business if our call center stops operating for a significant time period.



     Any increase in product returns or demands for warranty coverage would likewise affect our profitability, as would any claims for product liability risks that would not be covered by insurance coverage or reserves.

     Our revenues come from a mix of healthcare, fitness, weight reduction, recreation, skin care, and kitchen products.



     These are our major products in our product line:



  Torso Tiger



     The Torso Tiger is an abdominal and upper body exercise machine. It allows the user to exercise the upper and lower abdominal muscles, waist, chest, back and shoulders, and triceps and biceps simultaneously.



  Torso Tiger II



     The Torso Tiger II is a smaller version of the Torso Tiger which is sold through major retailers throughout the world.



  Total Tiger



     The Total Tiger is an exercise product that exercises the upper and lower body.



  Cooking Saddle



     The Cooking Saddle is a fully netted cotton material implement that can hold up to a 40-pound turkey. The Cooking Saddle is placed under a turkey before it is baked by means of straps which are raised up over the sides to hold the legs and wings tucked inside the Cooking Saddle. When the turkey is ready to be removed from the oven, the Cooking Saddle is used to lift the turkey from the cooking pan to the platter. A patent is pending on the Cooking Saddle.



  Backstroke Back Massager



     The Backstroke Back Massager is a body massager and health care device which was designed by a doctor of chiropractic medicine. The Backstroke Back Massager provides muscle stimulation, increased circulation and acupressure in the neck, back and torso. The unit is marketed with an adjustable neck support roller and video instruction tape.



  Body by Jake Bun & Thigh Rocker



     The Body by Jake Bun & Thigh Rocker enables users to tone hips and thighs and to simultaneously tighten the buttocks area.



  Hot Mommies System



     The Hot Mommies System consists of natural herbal formulas providing the essential nutrients that mothers generally need and lead to higher energy, stress-relief, improved skin, hair and nails, weight loss, and hormonal balance. Hot Mommies products include Essential 3 Formula which contains a weight reducing and balancing formula and a unique herbal formulation to increase body energy. The Hot Mommies System also includes Fat Sweeper, a dietary supplement to be used to reduce the amount of fat absorbed by the body after the consumption of foods that are high in fat.



  Michael Thurmond's Six Week Body Makeover



     Michael Thurmond's Six Week Body Makeover is a weight loss program customized to users' metabolism and body types.



     We expect to market approximately 9 new products during 2001, and have a total of approximately 30 products in various stages of development.



     Our business is intensely competitive; we believe that more than 75 companies manufacture and market commercial and home fitness equipment. We compete with these entities on the basis of price, product quality and performance, as well as diversity of product features, warranties and customer service. Many of our competitors, however, possess greater financial resources, wider brand name recognition, broader distribution networks and/or other resources and characteristics which may give them a competitive advantage.



     We are not dependent on any principal suppliers or customers, and the raw material for our products are generally widely available. No governmental approval is required for any of our products. We are regulated as a general matter by the Federal Trade Commission and the Consumer Products Safety Commission, and to a lesser extent by the Occupational Safety and Health Administration and the Environmental Protection Agency. We believe that we are in material compliance with all applicable rules and regulations of these agencies. If we are incorrect, or if we violate such regulations in the future, we may be subject to regulatory enforcement efforts. Any regulatory enforcement efforts, particularly any actions that could interrupt our direct marketing efforts or result in a product recall, would adversely affect our business.



     We currently do not have any registered patents or trademarks; we license the rights to the products we sell and distribute from third parties, which include the rights to use any associated patent or trademark rights.



     We do not make any independent expenditures for product research and development activities, as the licensors from which we license products have carried out these activities. We develop new products based on licenses and strategic alliances with various manufacturing and consumer products companies, and from ideas generated by inventors, suppliers, industry conferences and trade shows.



     As of July 30, 2001, we had 17 full-time employees.



     Our financial statements have been prepared on the assumption that we will continue as a going concern. You should refer to the auditors' report, note 13 to our unaudited financial statements for the period ended June 30, 2001, and note 16 to our audited financial statements, all of which are continued in the financial statements included in this prospectus.


                                USE OF PROCEEDS

     The shares of common stock offered hereby are being registered for the account of the selling shareholders identified in this prospectus. See "Selling Shareholders." All net proceeds from the sale of these shares of common stock will go to the shareholders who offer and sell their shares of common stock. The principal purpose of this offering is to effect an orderly disposition of the selling shareholders' shares. We will not receive any part of the proceeds from such sales of common stock. With respect to the shares underlying a certain debenture sale and warrant issued to Sea Spray Holdings, Ltd., the proceeds from such debenture sale, $1,000,000 were used for general corporate purposes, including the purchase of inventory.

                              SELLING SHAREHOLDERS

     The following list of selling shareholders includes (1) the number of shares of common stock currently owned by each selling shareholder, (2) the number of shares being offered for resale hereby by each selling shareholder; and (3) the number and percentage of shares of common stock to be held by each selling shareholder after the completion of this offering. The registration of the shares does not necessarily mean that the selling shareholders will sell all or any of the shares. This table does not reflect any shares of common stock that may be issued to Sea Spray Holdings, Ltd., upon the exercise of its warrants and/or conversion of its debenture. The number of shares Sea Spray Holdings, Ltd., may receive upon conversion and/or exercise may vary, depending on market prices.

     In addition, the table sets forth certain information concerning the beneficial ownership of our common stock as of the date of this prospectus, by
(i) each person known by us to be the beneficial owner of more than 5% of our common stock, (ii) each of our named executive officers, (iii) each of our directors, and (iv) all directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.


                                                # OF SHARES   # OF SHARES   # OF SHARES OWNED
NAME                                               OWNED        OFFERED      AFTER OFFERING     % OWNERSHIP
----                                            -----------   -----------   -----------------   -----------
Daniel Hoyng..................................   1,614,236       352,941        1,261,295          10.18
Ernest Zavoral................................   1,662,228       341,649        1,320,579          10.66
Marek Lozowicki...............................     882,172       282,402          599,770           4.84
Clinton Smith.................................     758,918             0          758,918           6.13
Gregory L. Kofford............................      76,500             0           76,500           <1.0
Officers and Directors as a Group.............   4,058,239       976,992        3,997,062          32.26
Thomson Kernaghan.............................   6,503,124     6,503,124                0              0
Bondy & Schloss, LLP..........................     250,000       250,000                0              0
Dean Tornabene................................       1,370         1,370                0              0
Charles Perez.................................       1,370         1,370                0              0
Cornerstone Capital, Inc......................      15,000        15,000                0              0
Lenny Sands...................................      24,166        24,166                0              0
Colin Sapire..................................       3,611         3,611                0              0
Don Priess....................................       5,369         5,369                0              0
Mark Friedman.................................      11,278        11,278                0              0
John Rigney...................................      11,278        11,278                0              0
Mark Levine...................................     141,392       141,392                0              0
Dave Richmond.................................     141,392       141,392                0              0
Gary Kohn.....................................     141,392       141,392                0              0
Rubin Investment Group, Inc...................   1,800,000     1,800,000                0              0



     The selling shareholders provided us with all information with respect to their share ownership. Because the selling shareholders may sell all, part or none of their shares, we are unable to estimate the number of shares that will be held by any selling shareholders upon resale of shares of common stock being registered hereby. We have, therefore, assumed for the purposes of this Registration Statement that the shareholders other than the officers and directors will sell their shares, and the officers and directors will not sell their shares, except as noted above. See "PLAN OF DISTRIBUTION." The figure for Gregory L. Kofford does not include vested options to buy 2,500,000 shares of common stock at $1.04 per share, granted pursuant to his employment agreement dated as of August 13, 2001. The figure of 76,500 shares represents shares owned by CPHK Capital, an entity controlled by Mr. Kofford.


     As of August 10, 2001, there were 12,390,093 shares of common stock outstanding; certain of the shares set forth above underlie options not yet exercised. The ownership percentage figure reflects the August 10 outstanding shares figure.

SECURITY OWNERSHIP OF MANAGEMENT

     Reference should be made to the table above, with regard to the security ownership of the directors and officers, individually and as a group, of Infotopia. The figures set forth in the table above are subject to the following provisoes:

          (1) Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible preferred stock currently exercisable or convertible, or exercisable or convertible within sixty (60) days, are counted as outstanding for computing the percentage of the person holding such options or warrants but are not counted as outstanding for computing the percentage of any other person.

          (2) Assumes that all of the shares held by the selling shareholders and being offered under this prospectus are sold and that the selling shareholders acquire no additional shares of common stock before the completion of this offering. The actual number of shares of common stock offered hereby is subject to change and could be materially greater or lesser than the estimated amount indicated, depending upon a number of factors, including whether the number of shares of common stock outstanding have been adjusted to account for any stock dividend, stock split and similar transactions or adjustment.

          (3) The address for each of the directors and officers of Infotopia is Infotopia, Inc., 3635 Boardman Canfield Road, Canfield, OH 44406.

                              PLAN OF DISTRIBUTION

     The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

     - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     - block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     - an exchange distribution in accordance with the rules of the applicable exchange;

     - privately negotiated transactions;

     - short sales;

     - broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

     - a combination of any such methods of sale; and

     - any other method permitted pursuant to applicable law.

     The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in securities of the Company or derivatives of Company securities and may sell or deliver shares in connection with these trades.

     The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

     Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling shareholders. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

                               LEGAL PROCEEDINGS

     On December 11, 2000, a proceeding was commenced in the State Court of Fulton County, Georgia by Jeff Freedman against us and two of our officers. Plaintiff claims he was not fully paid royalties under an agreement he had entered into with National Boston Medical, Inc., a debtor in bankruptcy and the former parent of ours. Plaintiff seeks to recover damages in contract and in tort. We intend to vigorously defend against the claims asserted in the matter. It is our understanding that plaintiff and National Boston Medical,

Inc. have entered into an agreement settling this claim. We assert that plaintiff's claim is properly asserted against National Boston Medical, Inc., and will be handled as part of that entity's bankruptcy proceedings. We cannot predict the ultimate resolution of this proceeding.

     On or about April 23, 2001, Bristol DLP, LLC ("Bristol") filed a complaint in the United States Southern District Court of New York ("SDNY") alleging that Infotopia had entered into an agreement with Bristol for the issuance of certain warrants and other good and valuable consideration in return for Bristol's purchase of a convertible debenture ("Debenture") to be issued by Infotopia. We have asserted in responsive pleadings that we deny liability, that we deny there was a breach of contract, and that we deny plaintiffs sustained a loss, and we intend to vigorously defend this lawsuit. We cannot predict the ultimate resolution of this proceeding.

     On or about June 25, 2001, we filed suit in the State Court of the Commonwealth of Massachusetts against Lycos Terra Network, Inc. and Raging Bull, Inc. The suit seeks the disclosure of the identities of the authors of certain statements we deem defamatory, and, in addition, seeks an injunction enjoining Lycos Terra Network, Inc. and Raging Bull, Inc. from continuing to publish false and defamatory messages. Discovery is proceeding in this matter. We cannot predict the ultimate resolution of this proceeding.

     On or about June 27, 2001, we filed suit in the Supreme Court of the State of New York, County of New York, against Greg Giordano, Paul Giordano, First Equity Capital, Inc. and Louis Cimino. Our suit charges such defendants with making libelous, defamatory and slanderous statements. We obtained a preliminary injunction on July 23, 2001 enjoining such defendants from publishing, in any press release or written or oral communications, any false, misleading, libelous, slanderous or defamatory statements or information about us, or our officers and/or directors. A hearing on a permanent injunction is scheduled for July 23, 2001. We cannot predict the ultimate resolution of this proceeding.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth certain information regarding the executive officers and directors of Infotopia as of June 15, 2001:


NAME                                          AGE                        TITLE
----                                          ---                        -----
Daniel Hoyng................................  38    Director, Chairman, and Chief Executive Officer
Ernest Zavoral..............................  44    Director and President
Gregory L. Kofford..........................  40    Chief Financial Officer
Marek Lozowicki.............................  38    Exec. V.P., Secretary
Clinton Smith...............................  42    Director and General Counsel
Ronald T. Fricke............................  35    V.P. -- Corporate Finance


     A brief description of the backgrounds of the current Executive Officers and Directors are set forth below:

EXECUTIVE OFFICERS AND DIRECTORS

     Daniel Hoyng currently serves as Chairman of the Board and CEO of Infotopia-Nevada and Infotopia-Ohio. Mr. Hoyng has over eight years of experience as an executive in a public company. Mr. Hoyng has served as the CEO and Chairman of Infotopia, Inc. since April 2000 and previously, from 1997 to 2000 he served as Chairman and CEO of National Boston Medical, Inc., a medical marketing company and predecessor to Infotopia-Nevada. Infotopia-Nevada now owns approximately 10% of the outstanding common stock of National Boston Medical, Inc. Since Mr. Hoyng's departure, National Boston Medical, Inc. has filed for bankruptcy. Mr. Hoyng joined Infotopia along with other key executives when Infotopia was acquired by Dr. Abravanel's Formula from National Boston Medical, Inc. From 1989 to 1992, Mr. Hoyng served as a Sales Manager and then General Manager for ARA/Cory Refreshment Services. Between 1992 and 1996 Mr. Hoyng served as a Divisional Director for Healthcare Services Group, Inc., a publicly traded company specializing in housekeeping and laundry services to the long-term care industry. From 1996 to 1997 Mr. Hoyng served as a Vice President of Sales for Companion Radio, Inc. Mr. Hoyng was awarded his Bachelors in Communications Degree from Saint Joseph's College in 1985.

     Ernest Zavoral has served as President and a director of Infotopia-Nevada and of Infotopia-Ohio since April 2000, where is responsible for the day to day operations along with developing and marketing heath related new products such as Infotopia's Backstroke(r), through television infomercials and into retail distribution. From January 1999 until April 2000, Mr. Zavoral was Vice President in charge of operations of National Boston Medical, Inc., Infotopia-Nevada's predecessor and of which Infotopia-Nevada now owns approximately 10% of the outstanding common stock. From November 1996 to December 1998, Mr. Zavoral served as President of Infotopia-Ohio (which was then known as Flex Marketing, Inc.) where he was responsible for running the overall business. Prior to November 1996, he served as Principal of Freedom Laces, which developed small products for retail sector. Mr. Zavoral attended Grove City College.

     Gregory L. Kofford was appointed the Chief Financial Officer of Infotopia-Nevada and Infotopia-Ohio in August, 2001. Prior to his appointment, and from 1995, Mr. Kofford had been the President of Cogent Capital Corp., a financial advisory services firm. As a principal of Cogent Capital Corp., Mr. Kofford had provided consulting services to Infotopia-Nevada and Infotopia-Ohio. Mr. Kofford has a Masters of Science in Business from Massachusetts Institute of Technology, and an undergraduate degree from the University of Utah.

     Marek Lozowicki has served as Secretary and Vice President of Infotopia-Nevada and Infotopia-Ohio since April 2000. In January 2001, he was promoted from Executive Vice President to Senior Vice President. From March 1997 to April 2000, Mr. Lozowicki served as Vice President of Information Technology for National Boston Medical, Inc., a medical marketing company and predecessor to Infotopia-Nevada, where he managed and oversaw its networks and was responsible for website development and the communications infrastructure. Infotopia-Nevada now owns 10% of National Boston Medical, Inc. Since Mr. Lozowicki's resignation, National Boston Medical, Inc. has filed for bankruptcy. From 1992 to 1996 Mr. Lozowicki served as a Northeast Region District Photography Manager for AFP, Inc. From 1996 to 1997 Mr. Lozowicki served as a Photography Manager for Portraits International East, Inc. While with PCA, Inc., AFP, Inc. and Portraits International, Inc. Mr. Lozowicki was responsible for overseeing and managing regional high volume retail consumer portrait photography operations contracted with several national retailers such as K-Mart, Wal-Mart, Ames, Bradlees and others. Mr. Lozowicki received the equivalent of a Bachelor of Arts degree from the Diocesan Seminary of Gorzow, Poland in 1986.

     Clinton Smith, Esq., has served as a director of Infotopia-Nevada since January, 2001. Mr. Smith is a member of the Louisiana bar, and was a founding partner of Roby & Smith, a full-service New Orleans law firm, with a concentration in litigation, from November 1997 until January 2001. From 1989 to 1998, Mr. Smith practiced with the law firm of Bryan & Jupiter, whose practice focuses on education/school law, commercial law, workers' compensation and tort defense. He became a partner in Bryan & Jupiter in 1993. From 1998 to April 2000, Mr. Smith served as a director of National Boston Medical, Inc., a medical marketing company and predecessor to Infotopia-Nevada. Infotopia-Nevada now owns 10% of National Boston Medical, Inc. Since Mr. Smith's resignation, National Boston Medical, Inc. has filed for bankruptcy. Mr. Smith received a baccalaureate degree at Morehouse College of Atlanta, Georgia, where he majored in history and business administration. Mr. Smith completed the Juris Doctor degree at Tulane University School of Law, where he received the 1987 Merit Award from the Law League of Louisiana.

     Ronald Fricke has served as the Vice President of Corporate Finance of Infotopia-Nevada since June 1, 2001. From May, 1998 to June, 2001 he served as a Vice President and Financial Manager of Corporate Banking of PNC Financial Service Group, Pittsburgh, Pennsylvania. There, he was manager of a department responsible for the preparation and analysis of all the financial reporting requirements, both internal and external, of the corporate banking line of business. From May, 1995 to May, 1998, he worked in the Financial Service Practice at KPMG Peat Marwick, LLP, starting as an Audit Supervisor in May, 1995, and subsequently being promoted to an Audit Manager from May, 1997 to May, 1998. Mr. Fricke received a B.S. in Business Administration, with a concentration in Accounting, from Duquesne University in December, 1989.

     Reference is made to the caption legal proceedings, above, for a description of the legal proceedings commenced by Jeff Freedman against the Registrant; Messrs. Hoyng and Zavoral are also named as defendants in this proceeding. Messrs. Hoyng, Zavoral, and Lozowicki were executive officers of National Boston Medical, Inc. during the two-year period prior to the filing of a petition in bankruptcy by such entity. Mr. Smith served as a director of National Boston Medical, Inc. during the two-year period prior to the filing of a petition in bankruptcy by such entity.

     During the fiscal year ended December 31, 2000, the officers and directors of Registrant failed to be in timely compliance with their reporting requirements under Section 16 of the Securities Exchange Act of 1934.

                           DESCRIPTION OF SECURITIES

PREFERRED AND COMMON STOCK

     Our authorized capital stock at August 10, 2001 consists of 500,000,000 shares of common stock, par value $.001 per share and 30,000,000 shares of preferred stock. As of August 10, 2001, there were issued and outstanding 12,390,093 shares of common stock and approximately 63 holders of record. These figures take into account the 1:200 reverse split of our common stock that became effective at the close of business on June 21, 2001. All outstanding shares of common stock are fully paid and nonassessable. Holders of the common stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors, and the holders of the common stock exclusively possess all voting power. The articles of incorporation do not provide for cumulative voting in the election of directors. The holders of common stock are entitled to such dividends as may be declared from time to time by the board of directors from funds available therefor, and upon liquidation they are entitled to receive pro rata all assets of the Company available for distribution to such holders. The holders of common stock have no preemptive rights.

     Our articles of incorporation and bylaws do not contain any provision that would delay, defer or prevent a change in control.

     9,400,654 of the 12,390,053 shares of the common stock outstanding as of August 10, 2001 are subject to the limitations of Rule 144 promulgated under the Securities Act, and 2,989,439 shares are freely trading. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who holds shares of restricted securities as to which a minimum of one year has elapsed since the latter of the date of acquisition from the issuer or from an affiliate of the issuer, and any person who is an "affiliate" as that term is defined under the Securities Act, is entitled to sell, within any three month period, a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of common stock of the Company (approximately 123,900 shares as of August 10, 2001) or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the issuer. Under Rule 144, however, a person who holds restricted securities as to which a minimum of two years has elapsed since their acquisition from the issuer or an affiliate of the issuer and who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the issuer is free to sell such shares without regard to the volume, manner of sale and certain other limitations contained in Rule 144.

STOCK OPTIONS

     All references to share amounts in this section refer to post-reverse split shares.

     We have entered into employment agreements with certain directors and officers (collectively the "D & O Plan") effective June 29, 2001, pursuant to which we have granted options immediately exercisable to purchase a total of 7,500,000 shares of our common stock. These options are exercisable at $1.04 per share. Copies of these employment agreements (and amendments thereto) are exhibits to this Registration Statement.

     On May 24, 2001, we granted options, in an aggregate amount of 479,878 shares, exercisable at prices ranging from $8.00 to $12.00 per share, to eight individuals connected with Modern Media, Inc. and Infomerical Management Company, Inc., as per licensing agreements with those entities.

     On August 13, 2001, we granted options to Gregory L. Kofford, including 2,500,000 shares of common stock immediately exercisable at $1.04 per share.

                  LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our charter provides that no director shall be personally liable to us or to any stockholder for monetary damages arising out of such director's breach of fiduciary duty, except to the extent that the elimination or limitation of liability is not permitted by Nevada law. The Nevada law, as currently in effect, permits charter provisions eliminating the liability of directors for breach of fiduciary duty, except that such provisions do not eliminate or limit the liability of directors for (a) any breach of the director's duty of loyalty to a corporation or its stockholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any payment of a dividend or approval of a stock purchase which is illegal under
Section 78.751 of the Nevada General Corporation Law or (d) any transaction from which the director derived an improper personal benefit. A principal effect of this provision of our charter is to limit or eliminate the potential liability of our directors for monetary damages arising from any breach of their duty of care, unless the breach involves one of the four exceptions described in (a) through (d) above.

     Our charter and by-laws further provide for the indemnification of our directors and officers to the fullest extent permitted by Section 78.751 of the Nevada General Corporation Law, including circumstances in which indemnification is otherwise discretionary. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

INTERESTS OF NAMED EXPERTS AND COUNSEL

     Bondy & Schloss, LLP, Infotopia's corporate counsel, owns 250,000 shares of the Company's common stock.

                           RELATED PARTY TRANSACTIONS



     The transactions set forth herein do not include compensation or benefits as provided in the employment agreements of the Officers and Directors of the Company. In addition, all common share amounts provided herein reflect the 1:200 reverse split effected by the Company on June 21, 2001.



     From April 26, 2000, through September 13, 2000, the Company issued 6,750 common shares to Clinton Smith on behalf of the Law Firm of Roby and Smith for legal services provided. The aggregate value of the shares issued was $192,190.



     On September 14, 2000, the Company distributed to Thomson Kernaghan 6.5 million common shares with a value of $3,250,000 as settlement of certain debts assumed by the Company as part of the share exchange agreement with National Boston Medical.



     On January 3, 2001, the Company borrowed $100,000 from Ernest Zavoral in the form of a short-term convertible note bearing interest at a rate of 20%. The principal amount of this note was repaid in cash on April 19, 2001. The interest for this note of $5,808 was repaid by a distribution of 5,694 shares of the Company's common stock on August 9, 2001. This borrowing provided operating capital to the Company.



     On January 3, 2001, the Company borrowed $100,000 from Daniel Hoyng in the form of a short-term convertible note bearing interest at a rate of 20%. The principal amount of this note was repaid in cash on June 6, 2001. This borrowing provided operating capital to the Company.



     On January 4, 2001, Thomson Kernaghan converted a convertible note of $600,000 into 72,000 shares of the Company's common stock.



     On February 14, 2001, the Company borrowed $166,667 from Ernest Zavoral in the form of a media funding agreement bearing interest at a rate of 2% per week. The purpose of this borrowing was to provide the Company with capital to buy media time for the airing of infomercials. The interest rate was based on current industry standards. This agreement was repaid by a distribution of a 235,294 shares of the Company's common stock on August 9, 2001. The value of the shares distributed was $240,000.



     On February 14, 2001, the Company borrowed $166,667 from Marek Lozowicki in the form of a media funding agreement bearing interest at a rate of 2% per week. The purpose of this borrowing was to provide the Company with capital to buy media time for the airing of infomercials. The interest rate was based on current industry standards. This agreement was repaid by a payment of $7,784 and a distribution of a 227,663 shares of the Company's common stock on August 9, 2001. The value of the shares distributed was $232,216.



     On February 14, 2001, the Company borrowed $186,667 from Daniel Hoyng in the form of a media funding agreement bearing interest at a rate of 2% per week. The purpose of this borrowing was to provide the Company with capital to buy media time for the airing of infomercials. The interest rate was based on current industry standards. The principal amount of this agreement was repaid on May 11, 2001.



     On February 28, 2001, Thomson Kernaghan purchased 2.0 million shares of the Company's preferred series B stock for $2.8 million. These shares were subsequently converted into 200,000 shares of the Company's common stock on April 11,2001.



     On April 11, 2001, the Company loaned $525,554 to Marek Lozowicki. This loan was repaid to the Company on July 10, 2001 by a return of 189,048 of the Company's common shares, which were returned to treasury stock. The price per share of the shares returned was $2.78. The purpose of this loan was to provide such officer with funds to exercise certain options.



     On April 11, 2001, the Company loaned $694,174 to Ernest Zavoral. This loan was repaid to the Company on July 10, 2001 by a return of 249,703 of the Company's common shares, which were returned to treasury stock. The price per share of the shares returned was $2.78. The purpose of this loan was to provide such officer with funds to exercise certain options.



     On April 11, 2001, the Company loaned $852,528 to Daniel Hoyng. This loan was repaid to the Company on July 10, 2001 by a return of 306,665 of the Company's common shares, which were returned to treasury stock. The price per share of the shares returned was $2.78. The purpose of this loan was to provide such officer with funds to exercise certain options.



     On April 11, 2001, the Company loaned $79,005 to Clinton Smith. This loan was repaid to the Company on July 10, 2001 by a return of 28,419 of the Company's common shares, which were returned to treasury stock. The price per share of the shares returned was $2.78. The purpose of this loan was to provide such officer with funds to exercise certain options.



     On May 29, 2001, Ernest Zavoral provided to KMI, Inc. 55,000 shares of Infotopia, Inc. common shares from his personal holdings as payment for investor relation services to be provided to the Company. The value of the shares distributed to KMI, Inc. was $308,000. As repayment of the amount incurred on behalf of the Company, Mr. Zavoral was paid $165,000 on June 9, 2001 and $100,000 on June 19, 2001. On August 9, 2001, the Company distributed 42,157 shares of common stock as payment of the remaining $43,000 owed to him.



     On June 11, 2001, the Company entered into an advertising agreement with the Financial Broadband Network (FBN), which calls for commitments on the part of the Company greater than $50,000. FBN is owned by two entities of which Mark Valentine, Chairman of Thomson Kernaghan, is the President.



     On June 29, 2001 the Company issued 25,000 common shares to Cogent Capital for certain consulting services. The value of these shares was $80,000. Gregory Kofford, a principal of Cogent Capital, was appointed as the Company's Chief Financial Officer on August 13, 2001.



     On August 9, 2001, the Company issued Daniel Hoyng 352,941 common shares as repayment for various production and other costs he incurred on behalf of the Company. The value of the shares issued to Mr. Hoyng was $360,000.



     On August 9, 2001, the Company distributed to Ernest Zavoral 58,503 shares of the Company's common stock for various expenses totaling $59,673 that were incurred on behalf of the Company.



     From September 14, 2000 through August 17, 2001, the Company has entered into various common stock subscription agreements with Thomson Kernaghan. The aggregate amount of common shares included in these agreements was 6,674,874. The total value received by the Company pursuant to these agreements was $10,669,496.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion of certain factors affecting Registrant's results of operations, liquidity and capital resources. You should read the following discussion and analysis in conjunction with the Registrant's consolidated financial statements and related notes that are included herein under Item 7 below.

     CAUTIONARY STATEMENTS FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. The statements contained in the section captioned Management's Discussion and Analysis of Financial Condition and Results of Operations which are historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Registrant's present expectations or beliefs concerning future events. The Registrant cautions that such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the uncertainty as to the Registrant's future profitability; the uncertainty as to the demand for prepaid telephone services; increasing competition in the telecommunications market; the Registrant's ability to hire, train and retain sufficient qualified personnel; the Registrant's ability to obtain financing on acceptable terms to finance its growth strategy; and the Registrant's ability to develop and implement operational and financial systems to manage its growth.

RESULTS OF OPERATION FOR THE TEN MONTHS ENDED DECEMBER 31, 2000 COMPARED TO THE TEN MONTHS ENDED DECEMBER 31, 1999.

  Revenues

     During the ten months ended December 31, 2000, Registrant's net sales were $9,135,411, as compared to $0 during the comparable period in 1999, representing an increase of $9,135,411, and an infinite percentage. The increase during the year was primarily attributable to the Registrant's commencement of operations, and its aggressive marketing of its products, and acquisition of new products to market, compared to the lack of marketable products in the prior period.

  Cost of Goods Sold

     The Registrant's Cost of Sales increased to $3,368,601 from $0 (an infinite percentage) for the ten months ended December 31, 2000 as compared with 1999. The increase in the cost of goods sold during this period is principally associated with the increase in revenues, and the fact that Registrant marketed products in 2000, whereas it did not in 1999.

  Operating Expenses

     Operating expenses for the ten months ended December 31, 2000 increased to $30,176,358 from $9,341 during 1999, or an increase of $30,167,017. In general, this substantial increase primarily was the direct result of the Registrant having put in place a new management team, and greater selling and marketing expenses incurred as a result of commencing operations. For the ten months ended December 31, 2000 as compared with 1999, selling expenses increased $5,803,977 from $0 (an infinite percentage). The increase was due to the Registrant's commencement of operations and continued development and implementation of various new products, the development of selling materials and increased sales efforts. General and Administrative expenses increased to $22,149,676 from $8,296 from 1999 to 2000. This increase reflects the Registrant's efforts to build a new, fully-fledged management team focused on the Registrant's growth, and the commencement of operations.

  Loss from Operations

     The Registrant had a loss from operations of $26,735,233 for the ten months ended December 31, 2000 as compared with a loss of $14,951 for the ten months ended December 31, 1999. This loss was primarily attributable to the Registrant's implementation of its new marketing and growth strategy, and the commencement of its operations. The Registrant expects its investment in new products and new tools to market such products to result in significantly higher revenues in the future, with resulting improvement in results from operations.

  Total Other Income (Expense) and Extraordinary Items

     Other income for the ten months ended December 31, 2000 consisted primarily $9,205 of interest income, and miscellaneous other income of $16,757, compared to figures for the comparable period in 1999 of $0 and $0. Other expenses for the ten months ended December 31, 2000 included an impairment loss of $444,444 relating certain common stock held in National Boston Medical, which is described in Note 3 to the financial statements in Item 7 hereof. Registrant also incurred interest expense in connection with debt financing of $1,877,620 during 2000, whereas it had no debt outstanding at December 31, 1999. These had a significant impact on the increase of total other income (expense) of ($2,325,685) for the ten months ended December 31, 2000, as opposed to ($0) for the comparable period in 1999.

  Net Income (Loss) Before Income Taxes Net Loss

     For the ten months ended December 31, 2000, the Registrant had a loss before income taxes of $26,735,233 as compared with $9,341 for 1999. As previously noted, the Registrant incurred expenses in commencing operations, expanding its product line, and in marketing its product line. This resulted in what the Registrant believes to be a short-term loss in revenue and net income in 2000 in exchange for a much larger revenue base and profitability in the foreseeable future. As described to Note 15 to the financial statements included in Item 7 of our Annual Report on Form 10-KSB, the Registrant has available at December 31, 2000, operating loss carryforwards of approximately $37,000,000, which may be applied against future taxable income in years through 2019. The amount of and ultimate realization of the benefits from the operating loss carryforward for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Registrant, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforward, the Registrant has established a valuation allowance equal to the tax benefit for deferred taxes. The net deferred tax asset is approximately $12,580,000 as of December 31, 2000, with an offsetting valuation allowance at December 31, 2000 of the same amount.

  Liquidity and Capital Resources

     Historically, the Registrant has financed its working capital requirements through internally generated funds, the sale of shares of its common stock, and proceeds from short-term bank borrowings, convertible debentures, and notes payable. As of December 31, 2000, the Registrant had working capital (current assets less current liabilities) of $652,262 as compared with working capital at December 31, 1999 of $15,119. The Registrant may seek to issue corporate debt or equity securities in order to satisfy its cash needs for the coming year. Any debt incurred or issued by the Registrant may be secured or unsecured, fixed or variable rate interest and may be subject to such terms as the board of directors of the Registrant deems prudent. Any sales of equity securities may be at or below current market rates for the Registrant's common stock. The Registrant expects any proceeds from such additional credit or sale of securities to be used primarily in the marketing and development of its product line. No assurance can be given that the Registrant will be successful in generating sufficient capital from new borrowings or from the sale of its securities to adequately fund its liquidity needs. The Registrant does not believe that its business is subject to seasonal trends. The Registrant does not believe that inflation had a significant impact on the Registrant's results of operations for the period presented. On an ongoing basis, the Registrant attempts to minimize any effects of inflation on its operating results by controlling operating costs, and, whenever possible, seeking to insure that product price rates reflect increases in costs due to inflation.

  Cash Requirements

     We are a Direct Marketing company with operations and revenues. We reached profitability in our first quarter this year, but have only limited capital resources. While it is anticipated that revenues will be increasing as per projections, it may be necessary for the Company to seek additional capital over time in order to accomplish our business plan. We believe that it is important to the Company to continually review and develop new projects for all our marketing channels, and we have determined that new funds are highly desirable, and possibly necessary to aggressively expand operations in the year 2001. The following disclosure and the Notes to our financials describe all funding since August 31, 2000:

     On September 7, 2000, the Company executed a Convertible Promissory Note in the principal amount of $10,000, convertible into 60,000 shares of the Company's common stock. The Note was cancelled on September 20, 2000 upon the Holder's conversion of the outstanding principal amount of the Note into shares of the Company's common stock.

     On September 8, 2000, the Company executed a Convertible Promissory Note in the principal amount of $10,000, convertible into 60,000 shares of the Company's common stock. The Note was cancelled on September 8, 2000 upon the Holder's conversion of the outstanding principal amount of the Note into shares of the Company's common stock.

     On September 11, 2000, the Company executed a Convertible Promissory Note in the principal amount of $50,000, convertible into 352,500 shares of the Company's common stock. The Note was cancelled on September 19, 2000 upon the Holder's conversion of the outstanding principal amount of the Note into shares of the Company's common stock.

     On September 11, 2000, the Company executed a Convertible Promissory Note in the principal amount of $12,500, convertible into 88,125 shares of the Company's common stock. The Note was cancelled on September 16, 2000 upon the Holder's conversion of the outstanding principal amount of the Note into shares of the Company's common stock.

     On September 11, 2000, the Company executed a Convertible Promissory Note in the principal amount of $20,000, convertible into 141,000 shares of the Company's common stock. The Note was cancelled on September 18, 2000 upon the Holder's conversion of the outstanding principal amount of the Note into shares of the Company's common stock.

     On September 12, 2000, the Company executed a Convertible Promissory Note in the principal amount of $12,500, convertible into 88,125 shares of the Company's common stock. The Note was cancelled on September 13, 2000 upon the Holder's conversion of the outstanding principal amount of the Note into shares of the Company's common stock.

     On September 12, 2000, the Company executed a Convertible Promissory Note in the principal amount of $25,000, convertible into 176,250 shares of the Company's common stock. The Note was cancelled on September 12, 2000 upon the Holder's conversion of the of the outstanding principal amount of the Note into shares of the Company's common stock.

     On September 13, 2000, the Company executed a Convertible Promissory Note in the principal amount of $25,000, convertible into 176,250 shares of the Company's common stock. The Note was cancelled on September 19, 2000 upon the Holder's conversion of the outstanding principal amount of the Note into shares of the Company's common stock.

     On September 14, 2000, 1,100,000 shares were purchased by Jeff Rackover at $0.10 per share for a subscription agreement dated August 18, 2000 for a total investment of $110,000.

     On September 14, 2000, 1,400,000 shares were purchased by MLJ Management, Inc. at $0.10 per share for a subscription agreement dated August 18, 2000 for a total investment of $140,000.

     On September 14, 2000, 1,380,000 shares were purchased by Corinthian Financier Group at $0.64 per share for a total investment of $880,000.

     On September 14, 2000, 6,500,000 shares were issued to Thomson Kernaghan for the settlement of $4,750,000 worth of potential royalties which were assumed from National Boston Medical, Inc. in the acquisition by Dr. Abravanel's Formula
(DABV) of Infotopia, Inc.; 12,750,000 shares were issued to Thomson Kernaghan for a total of investment of $1,767,500. (3,750,000 shares were subsequently assigned to Oxford Capital; in addition a warrant to purchase 1,000,000 shares of Infotopia, Inc. common stock for $0.138 was also issued.)

     On September 15, 2000, the Company executed two Convertible Promissory Notes each in the principal amount of $25,000, each convertible into 176,250 shares of the Company's common stock. One Note was cancelled on September 19, 2000 upon the Holder's conversion of the outstanding principal amount of the
Note into shares of the Company's common stock. The other Note was cancelled on September 25, 2000 upon the Holder's conversion of the outstanding principal amount of the Note into shares of the Company's common stock.

     On September 19, 2000, the Company executed a Convertible Promissory Note in the principal amount of $4,000, convertible into 10,000 shares of the Company's common stock. The Note was cancelled on September 22, 2000 upon the Holder's conversion of the outstanding principal amount of the Note into shares of the Company's common stock.

     On September 19, 2000, the Company executed a Convertible Promissory Note in the principal amount of $4,000, convertible into 10,000 shares of the Company's common stock. The Note was cancelled on October 3, 2000 upon the Holder's conversion of the outstanding principal amount of the Note into shares of the Company's common stock.

     On September 19, 2000, the Company executed a Convertible Promissory Note in the principal amount of $10,000, convertible into 25,000 shares of the Company's common stock. The Note was cancelled on September 22, 2000 upon the Holder's conversion of the outstanding principal amount of the Note into shares of the Company's common stock.

     On September 20, 2000, the Company executed a Convertible Promissory Note in the principal amount of $25,000, convertible into 176,250 shares of the Company's common stock. The Note was cancelled on September 25, 2000 upon the Holder's conversion of the outstanding principal amount of the Note into shares of the Company's common stock.

     On September 20, 2000, the Company executed a Convertible Promissory Note in the principal amount of $40,000, convertible into 100,000 shares of the Company's common stock. The Note was cancelled on September 20, 2000 upon the Holder's conversion of the outstanding principal amount of the Note into shares of the Company's common stock.

     On September 25, 2000, the Company executed a Convertible Promissory Note in the principal amount of $100,000, convertible into 705,000 shares of the Company's common. The Note was cancelled on September 25, 2000 upon the Holder's conversion of the outstanding principal amount of the Note into shares of the Company's common stock.

     On October 3, 2000, the Company executed a Convertible Promissory Note in the principal amount of $25,000, convertible into 176,250 shares of the Company's common stock. The Note was cancelled on October 4, 2000 upon the Holder's conversion of the outstanding principal amount of the Note into shares of the Company's common stock.

     On October 3, 2000, the Company executed a Convertible Promissory Note in the principal amount of $50,000, convertible into 352,500 shares of the Company's common stock. The Note was cancelled on October 5, 2000 upon the Holder's conversion of the outstanding principal amount of the Note into shares of the Company's common stock.

     On October 5, 2000, the Company executed a Convertible Promissory Note in the principal amount of $25,000, convertible into 176,250 shares of the Company's common stock. The Note was cancelled on October 6, 2000 upon the Holder's conversion of the outstanding principal amount of the Note into shares of the Company's common stock.

     On October 9, 2000, the Company executed two Convertible Promissory Notes each in the principal amount of $12,500, each convertible into 88,125 shares of the Company's common stock. Both Notes were cancelled on October 9, 2000 upon each Holder's conversion of the outstanding principal amount of the Note into shares of the Company's common stock.

     On October 18, 2000, 3,000,000 shares were purchased by Canadian Advantage II at $.16666666 per share for a total investment of $500,000.

     On October 24, 2000, 1,625,000 shares (originally issued as options, but converted to common stock on November 18, 2000) were purchased by Capacity Unlimited, Inc. at $.20 per share for a total investment of $325,000.

     On October 24, 2000, 2,500,000 shares (originally issued as options, but converted to common stock on November 18, 2000) were purchased by Capacity Unlimited, Inc. at $.08 per share for a total investment of $200,000.

     On October 18, 2000, 3,000,000 shares were purchased by Canadian Advantage II at $.16666666 per share for a total investment of $500,000.

     On January 4, 2001, the Company entered into an agreement with Altea Investments Ltd. for a $600,000 loan. Twelve million (12,000,000) shares of Infotopia, Inc. common stock were issued in the name of Altea Investments Ltd. and held by Bondy & Schloss LLP as collateral on the note. A warrant to purchase an additional 2,400,000 shares of Infotopia, Inc. common stock was issued to Altea Investments Ltd. for financing fees. Subsequently, on January 19, 2001, Thomson Kernaghan assumed the loan. A conversion agreement was entered into with Thomson Kernaghan to allow for the early conversion of the debt to equity. Thomson Kernaghan paid an additional $344,980 and was allowed to convert this loan into 12,000,000 shares of common stock held by Bondy & Schloss LLP. This conversion brought the total price per share to $0.787483.

     On January 4, 2001, 3,360,000 shares were purchased by officers of the Company for a total value of $210,000 (as provided for by their employment agreements then in effect).

     In March, 2001, the Company sold an aggregate of 3.9 million shares of its Convertible Preferred Stock, Series A, to insiders for services rendered and to shares of its Convertible Preferred Stock, Series B, to Gorda Private Investments, Ltd. for an aggregate of $10,000. The Series A Convertible Preferred Stock was converted at various times in April and May of 2001, resulting in the payment of $2,650,000 by one holder, and a debt to us in the amount of $2,375,000 with respect to the other Series A Convertible Preferred Stock holders. With respect to the Series B Convertible Preferred Stock, it was converted at various times in April and May of 2001, with aggregate payments of approximately $3,358,000 being made to the Company.

     On April 11, 2001, 10,000,000 shares of Infotopia, Inc. common stock were purchased by Thomson Kernaghan at $.07 per share for $700,000.

     On April 11, 2001, 3,300,000 shares of Infotopia, Inc. common stock were purchased by Thomson Kernaghan at $.10 per share for $330,000.

     On April 11, 2001, 300,000 shares of Infotopia, Inc. common stock were purchased by Thomson Kernaghan at $.10 per share for $30,000.

     On April 11, 2001, 1,276,000 shares of common stock were issued to Altea Investments Ltd. for $255,200.

     On April 11, 2001, 10,371,428 shares of common stock were issued to Altea Investments Ltd. upon conversion of a promissory note in the principal amount of $600,000 and exercise of a warrant to purchase an additional 1,800,000 shares of common stock.

     On April 11, 2001, 19,200,000 shares were issued to Classic Art Forms, Ltd. for $600,000.

     On June 29, 2001, an aggregate of 7,500,000 shares of Infotopia, Inc. common stock was issued to certain officers, pursuant to employment agreements. On July 10, 2001, 2,805,756 shares were returned to the Company in a cashless exercise, at $1.04 per share, of the remaining 4,694,244 shares.

     By private placement memoranda dated June 1, June 25, and July 13, 2001 (as amended), an aggregate of 6,503,124 shares of Infotopia, Inc. common stock was sold to Thomson Kernaghan, for an aggregate consideration of $6,682,346.

     On August 3, 2001, Sea Spray Holdings, Ltd. purchased a secured convertible debenture, secured by substantially all of our assets in the principal amount of $1,000,000, and warrants to purchase up to 500,000 shares of our common stock, for the sum of $1,000,000. Forms of such debenture and warrant have been filed as part of this Registration Statement. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933.

     On August 7, 2001, the Company entered into an investor relations contract with Rubin Investment Group, Inc., which called for compensation, among other things, of 300,000 shares of common stock, warrants to buy 1,000,000 shares of $1.00 per share, and warrants to buy 500,000 shares at $1.50 per share.

     On August 9, 2001, the Company issued an aggregate of 976,992 shares of common stock, in satisfaction of certain debts with an aggregate amount of $996,532 incurred by the Company in favor of Messrs. Hoyng, Zavoral and Lozowicki.

     On August 13, 2001, the Company issued an additional 100,000 shares of common stock for legal expenses.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2000.

  Net Income

     Net income for the first six months of 2001 was $2,683,036 or $1.26 per diluted share compared to a loss of ($1,808,290) or ($43.58) per diluted share for the first six months of 2000. The increase in net income and diluted earnings per share was attributed to the Company's commencement of operations and the implementation of a growth strategy to acquire and develop new products and aggressively market those products to the public. These efforts resulted in significantly higher revenue and improvement in the results of operations.

  Revenues

     During the first six months of 2001, the Company's net sales were $57,804,587 compared to $708,851 for the first six months of 2000 (an increase of $57,095,736). The increase from the prior year was primarily attributed to the Company's commencement of operations and aggressive marketing efforts.

  Cost of Sales

     The Company's cost of sales increased $15,851,616 from the comparable period in 2000 to $16,069,126. The increase in the cost of sales was principally associated with the increase in revenues and is reflective of the Company's commencement of operations and expansion efforts from the prior year.

  Operating Expenses

     Operating expenses for the first six months of 2001 were $36,075,285 as compared to $2,225,073 for the first six months of 2000 (an increase of $33,850,212). The significant increase in operating expenses was primarily due to greater selling and marketing expenses and to a lesser extent increases in depreciation and amortization expenses and general and administrative costs.

     Selling and marketing expenses of $31,785,104 increased $30,873,304 from the comparable period and reflect the concerted efforts of management to promote the Company's products. The Company promotes its products primarily through the purchase of media time and the use of twenty-eight-minute infomercials.

     The Company's depreciation and amortization expenses increased $1,629,319 from the comparable period to $1,717,179. This increase was primarily attributed to amortization expenses associated with capitalized licensing agreements.

     General and administrative expenses for the first six months of 2001 were $2,573,002 as compared to $1,225,413 for the first six months of 2000 (an increase of $1,347,589). This increase primarily reflects various infrastructure expenses that were incurred to facilitate the Company's expansion in the current and future periods.

  Income from Operations

     The Company's income from operations was $5,660,176 for the six months ended June 30, 2001 as compared with a loss of ($1,733,732) for the six months ended June 30, 2000. The increase in income from operations reflects the strategies implemented by the Company's management team to generate significantly higher revenue and improve the results from operations.

  Other Income and Expenses and Extraordinary Items

     Other expenses for the six months ended June 30, 2001 consisted primarily of interest expense $2,977,140 versus $74,558 for the comparable period of 2000. The interest expense recognized by the Company was primarily associated with loans to fund the purchase of media time. In addition, during the first six months of 2001, the Company recognized $866,891 of discount expense due to embedded beneficial conversion features associated with convertible notes.

  Liquidity and Capital Resources

     Historically, the Company has financed its working capital requirements through internally generated funds, the sale of shares of its common stock, and proceeds from short-term borrowings, debentures and notes payable. As of June 31, 2001, the Company had working capital (current assets less current liabilities) of $3,526,101 as compared to working capital at December 31, 2000 of $652,262. The increase in the Company's working capital was primarily attributed to increases in accounts receivable ($10,186,109), prepaid expenses ($3,337,117), subscriptions receivable ($2,100,000) and inventory ($2,571,514), partially offset by increases in license agreements payable ($7,920,211) and media and A/R loans payable ($4,253,433). Although the Company anticipates being able to meet its cash needs during the next six months, it may seek to issue corporate debt or equity securities in the event there are not enough internally generated resources to satisfy the Company's cash needs in order to expand the business. Any debt incurred or issued by the Company may be secured or unsecured, at fixed or variable rates of interest and may be subject to such terms as the Company's board of directors deems prudent. Any sales of equity securities may be at or below current market rates for the Company's common stock. The Company expects any proceeds from such additional credit or sale of securities to be used primarily in the marketing and development of its product lines.

     The Company does not believe that its business is subject to seasonal trends. In addition, the Company does not believe that its business is subject to inflationary pressures nor has any such pressures had a significant impact on the Company's results of operations for the period presented. Furthermore, on an ongoing basis, the Company attempts to minimize any effects inflation on its operating results by controlling operating costs, and whenever possible, seeking to ensure product prices reflect increases in costs due to inflation.

  New Accounting Pronouncements

     In July 2001 the FASB issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill And Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used to account for all business combinations entered into after June 30, 2001. SFAS 142 requires that goodwill and other intangible assets with indefinite lives be tested for impairment annually and not be subjected to amortization. The provisions of SFAS 142 will apply to us beginning January 1, 2002. The amortization of goodwill reduced our net income by $29,341 for the six months ended June 30, 2001. We have not quantified the impact of adopting other provisions of these standards.

                            DESCRIPTION OF PROPERTY

     Our corporate offices are located at 3635 Boardman Canfield Road, Canfield, OH 44406. Our office space consists of 9,936 square feet at a rental of $9,108.00 per month plus operating expenses. We have a 3 year lease which terminates in January, 2004.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Our Common Stock is currently quoted on the OTC Bulletin Board ("OTCBB") under the symbol "IFTA." In April 2000, Infotopia was acquired by Dr. Abravanel's Formulas, Inc. ("Dr. Abravanel's"), a Nevada Company trading on the OTCBB under the symbol "DABV." Pursuant to a Plan of Exchange by and between Dr. Abravanel's and Infotopia, Dr. Abravanel's would acquire 100% of the outstanding stock of Infotopia in exchange for the common stock of Dr. Abravanel's. On April 26, 2000, the name Dr. Abravanel's was changed to Infotopia and the stock symbol became IFTP. Effective as of the close of business on June 21, 2001, our ticker symbol changed to IFTA, upon the effectiveness of our 1:200 reverse split of our common stock

     The following table sets forth the range of the high and low closing bid prices per share of our Common Stock during each of the calendar quarters identified below. (Prices through the quarter ended March 31, 2001 do not reflect the reverse stock split described above.) These bid prices were obtained from the National Quotation Bureau and do not necessarily reflect actual transactions, retail markups, markdowns or commissions. Based on the very limited public float in our Common Stock, we believe that such data is anecdotal and may bear no relation to the true value of our Common Stock or the range of prices that would prevail in a liquid market.

     The high and low bid sales prices for the equity for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included are as follows:

QUARTER ENDED                                     HIGH BID          LOW BID
-------------                               ---------------------   --------
March 31, 1999                              Securities Not Listed
June 30, 1999                               Securities Not Listed
September 30, 1999                          Securities Not Listed
December 31, 1999 (After October 19, 1999)         $0.0625          $0.0625
March 31, 2000                                     $0.0625          $0.0625
June 30, 2000                                      $0.5000          $0.0625
September 30, 2000                                 $0.9900          $0.0900
March 31, 2001                                     $0.2500          $0.0690
June 30, 2001 (Before June 21, 2001)               $0.0990          $0.0150
June 30, 2001 (After June 21, 2001)                $3.8500          $1.0300
September 30, 2001 (Through August 13,
  2001)                                            $2.7800          $1.0200

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table shows the compensation received by the Chief Executive Officer and all officers of Registrant who received more than $100,000 in salary. All figures in this table are for the year ended December 31, 2000.

NAME                                       TITLE      ANNUAL SALARY    BONUS     GRANTS OF OPTIONS
----                                      --------    -------------    ------    -----------------
Daniel Hoyng............................  Chmn/CEO      $175,000       $5,000        (see note)
Ernest Zavoral..........................  Pres.         $165,000       $5,000        (see note)
Marek Lozowicki.........................  Vice-Pres.    $100,000       $3,000        (see note)

---------------
NOTE: Each of the named executive officers received 1/3 of their annual salary, as noted in the third column above, in the form of stock options, exercisable at $0.0625 per share, expiring December 15, 2001, as set forth below.

NAME                                 TITLE      AMOUNT OF SALARY    PRICE PER OPTION    # OF OPTIONS
----                                --------    ----------------    ----------------    ------------
Daniel Hoyng......................  Chmn/CEO        $58,000             $0.0625           928,000
Ernest Zavoral....................  Pres.           $55,000             $0.0625           880,000
Marek Lozowicki...................  Vice-Pres.      $33,333             $0.0625           533,320

     Please refer to "Description of Property," above, for a reference to the Company providing rent-free living space at the Company's headquarters in Canfield, Ohio to Mr. Daniel Hoyng.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table shows the options granted to the individuals named in the Summary Compensation Table, above, during the year ended December 31, 2000 (including the options referred to in the immediately preceding table):

NAME                                       ## OF SHARES    % OF TOTAL    EXERCISE PRICE    EXPIRATION DATE
----                                       ------------    ----------    --------------    ---------------
Daniel Hoyng.............................   11,845,000       39.69%         $0.0625           12/15/01
Ernest Zavoral...........................   10,047,000       33.67%         $0.0625           12/15/01
Marek Lozowicki..........................    7,950,320       26.64%         $0.0625           12/15/01

     In addition, Clinton Smith, a director of Registrant, was granted options to purchase 2,167,000 shares of Registrant's common stock, at an exercise price of $0.0625, expiring on 12/15/01.

OPTION EXERCISES IN LAST FISCAL YEAR

     During Registrant's last fiscal year ended December 31, 2000, there were no exercises of options that had been granted to Registrant's named executive officers. In connection with the exercise of options by the named executive officers and Clinton Smith in April, 2001, the Registrant entered into loan agreements with such individuals. These loans bore no interest, were due in 90 days, and were repayable at the option of the borrower either in cash or by returning to treasury the number of common shares with a current market value equal to the loan amount. The aggregate principal amount of such loans, approximately $2.15 million, was repaid by such individuals turning over to the Registrant, on July 10, 2001, an aggregate of 773,838 shares, valued at $2.78 per share.

     Each of Daniel Hoyng, Ernest Zavoral, Marek Lozowicki and Clinton Smith have entered into employment agreements with the Registrant, dated June 29, 2001, as amended, which provide for the granting of certain options. The complete text of each employment agreement and the amendments thereto, including salaries, options and other employment provisions, are contained in exhibits to this Registration Statement.

                         INFOTOPIA, INC. AND SUBSIDIARY

                       CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 2001

                         INFOTOPIA, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                                   AT                 AT
                                                              JUNE 30, 2001    DECEMBER 31, 2000
                                                              -------------    -----------------
                                                               (UNAUDITED)
CURRENT ASSETS
  Cash and cash equivalents.................................  $  1,428,332       $    787,150
  Accounts receivable -- net of $680,026 and $141,538.......    11,120,501            934,392
  Inventory.................................................     2,990,203            418,689
  Loans Receivable..........................................       700,000                 --
  Subscription Receivable...................................     2,100,000                 --
  Prepaid expenses and other current assets.................     3,605,168            268,051
  Employee Advances.........................................        78,555             65,485
  Investments in marketable securities, at fair value.......        48,000            174,000
                                                              ------------       ------------
          Total current assets..............................    22,070,759          2,647,767
PROPERTY AND EQUIPMENT, less accumulated depreciation of
  $300,878 and $255,383.....................................       422,177            239,773
CAPITALIZED PRODUCTION COSTS, less accumulated amortization
  of $-39,453- and $-0-.....................................     1,475,766            690,475
OTHER ASSETS
  Licenses and other intangibles, less accumulated
     amortization of $1,951,201 and $318,970................    16,093,942          2,415,307
  Loans Receivable -- Related Parties, net of current
     portion................................................     2,386,547                 --
  Deposits..................................................     1,582,286            212,143
                                                              ------------       ------------
          Total Assets......................................  $ 44,031,477       $  6,205,465
                                                              ============       ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses.....................  $  1,602,183       $  1,798,620
  Due to Employees..........................................            --            108,723
  Debentures................................................            --             50,000
  Short Term Notes Payable to Stockholders..................       594,090                 --
  License Agreements Payable................................     7,920,211                 --
  Media & A/R Loans Payable.................................     4,253,433                 --
  Bank Loans................................................     2,206,178                 --
  Deferred Revenue..........................................     1,968,563             38,162
                                                              ------------       ------------
          Total Current Liabilities.........................    18,544,658          1,995,505
                                                              ------------       ------------
LONG-TERM LIABILITIES
  Convertible Debenture.....................................            --            600,000
                                                              ------------       ------------
          Total Liabilities.................................    18,544,658          2,595,505
                                                              ------------       ------------
STOCKHOLDERS' EQUITY
  Common stock: $.001 par value, 500,000,000 shares
     authorized; shares issued and outstanding: 7,168,095
     (post-reverse split, 1:200) at 6/30/01 and 172,236,005
     at 12/31/00............................................         7,168            172,236
  Additional paid-in-capital................................    61,817,646         41,440,254
  Accumulated deficit.......................................   (35,343,495)       (38,026,530)
  Unrealized gain/(loss) on marketable securities...........      (102,000)            24,000
  Deferred Compensation.....................................      (892,500)                --
                                                              ------------       ------------
          Total stockholders' equity........................    25,486,819          3,609,960
                                                              ------------       ------------
          Total Liabilities and Stockholders' Equity........  $ 44,031,477       $  6,205,465
                                                              ============       ============

  The accompanying notes are an integral part of these consolidated financial statements.

                         INFOTOPIA, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   UNAUDITED

                                         FOR THE THREE MONTHS ENDED    FOR THE SIX MONTHS ENDED
                                                  JUNE 30,                     JUNE 30,
                                         --------------------------    -------------------------
                                            2001           2000           2001           2000
                                         -----------    -----------    -----------    ----------
REVENUE
  Sales (Gross)........................  $37,528,764    $   729,884    $60,347,209       729,884
  Less: Sales Returns and Allowances...    1,569,599         21,033      2,542,622        21,033
                                         -----------    -----------    -----------    ----------
       Net Sales.......................   35,959,165        708,851     57,804,587       708,851
Cost of Sales..........................    9,850,560        217,510     16,069,126       217,510
                                         -----------    -----------    -----------    ----------
Gross Profit...........................   26,108,605        491,341     41,735,461       491,341
                                         -----------    -----------    -----------    ----------
OPERATING EXPENSES
  General and administrative...........    1,401,121      1,224,385      2,573,002     1,225,413
  Selling and marketing................   20,849,857        911,800     31,785,104       911,800
  Depreciation and amortization........      849,397         87,860      1,717,179        87,860
                                         -----------    -----------    -----------    ----------
          Total operating expenses.....   23,100,375      2,224,045     36,075,285     2,225,073
                                         -----------    -----------    -----------    ----------
Income (Loss) From Operations..........    3,008,230     (1,732,704)     5,660,176    (1,733,732)
OTHER EXPENSES
  Interest expense.....................    1,408,455         74,558      2,110,249        74,558
  Discount expense.....................       80,000             --        866,891            --
                                         -----------    -----------    -----------    ----------
          Total other expenses.........    1,488,455         74,558      2,977,140        74,558
                                         -----------    -----------    -----------    ----------
Income (Loss) Before Income Taxes......    1,519,775     (1,807,262)     2,683,036    (1,808,290)
Income Taxes...........................           --             --             --            --
                                         -----------    -----------    -----------    ----------
Net Income (Loss)......................  $ 1,519,775    $(1,807,262)   $ 2,683,036    (1,808,290)
                                         ===========    ===========    ===========    ==========
Earnings (Loss) per share:
  Basic................................  $      0.52    $    (21.90)   $      1.39        (43.58)
                                         ===========    ===========    ===========    ==========
  Diluted..............................  $      0.47    $    (21.90)   $      1.26        (43.58)
                                         ===========    ===========    ===========    ==========
Weighted Average Shares Outstanding:
  Basic................................    2,908,794         82,531      1,932,835        41,493
                                         ===========    ===========    ===========    ==========
  Diluted..............................    3,260,871         82,531      2,121,448        41,493
                                         ===========    ===========    ===========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                         INFOTOPIA, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                   UNAUDITED

                                                                   AT               AT
                                                              JUNE 30, 2001    JUNE 30, 2000
                                                              -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (Loss).........................................  $  2,683,036      $(1,808,290)
     Adjustments to reconcile net income to net cash
       provided by (used in) operating activities
       Bad Debt and sales returns...........................       538,488          110,335
       Non-Cash Interest....................................       866,891               --
       Depreciation and amortization........................     1,717,179          676,457
       Issuance of stock for compensation...................     1,020,000               --
       Issuance of stock for consulting and legal
          services..........................................     1,160,000               --
       Issuance of stock for purchase of license............       797,301               --
       Issuance of stock for deferred compensation..........       770,550               --
     Changes in assets and liabilities
       Accounts receivable -- trade.........................   (10,724,596)         (53,841)
       Subscriptions receivable.............................    (2,100,000)              --
       Inventory............................................    (2,571,514)        (506,659)
       Loans Receivable.....................................    (3,086,547)              --
       Prepaid Expenses.....................................    (4,229,617)      (1,305,642)
       Accounts payable and accrued expenses................      (196,437)       3,276,783
       License agreements payable...........................     7,920,211               --
       Deferred Revenue.....................................     1,930,400               --
       Deposits.............................................    (1,370,143)          81,301
       Change in other assets and liabilities...............      (127,796)         (33,977)
                                                              ------------      -----------
Net cash used in operating activities.......................    (5,002,594)         436,467
                                                              ------------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment........................      (227,899)        (544,584)
  Capitalized Production Costs..............................      (824,744)        (745,286)
  Licenses and other intangibles............................   (15,310,866)      (1,537,277)
                                                              ------------      -----------
Net Cash used in investing activities.......................   (16,363,509)      (2,827,147)
                                                              ------------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of debt............................     8,253,701        2,007,835
  Payments on debt..........................................       (50,000)         679,665
  Sale of common stock......................................    13,803,584            6,016
                                                              ------------      -----------
Net cash provided by financing activities...................    22,007,285        2,693,516
                                                              ------------      -----------
Net Increase in Cash and Cash Equivalents...................       641,182          302,836
Cash and Cash Equivalents -- Beginning of Year..............       787,150               --
                                                              ------------      -----------
Cash and Cash Equivalents -- End of Year....................  $  1,428,332      $   302,836
                                                              ============      ===========
SUPPLEMENTAL INFORMATION:
  Interest paid.............................................  $         --      $        --
                                                              ============      ===========
  Income taxes paid.........................................  $         --      $        --
                                                              ============      ===========

  The accompanying notes are an integral part of these consolidated financial statements.

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES

     During the six months ended June 30, 2001 the Company:

     - Issued 110,000 shares of the Company's common stock at a value of $1,160,000 as compensation for service rendered by various consultants, attorneys and others;

     - Issued 26,250 shares of the Company's common stock at a value of $1,020,000 as compensation to officers and other employees of the Company;

     - Issued 42,500 shares of the Company's common stock at a value of $797,301 for license rights.

                                INFOTOPIA, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2001
                                  (UNAUDITED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a) Organization and Basis for Presentation

     INFOTOPIA, INC. (Formerly Flex Marketing, Inc. (OH)) (the "Company" or "Infotopia") was incorporated under the laws of Ohio on September 11, 1997. The company was acquired by its parent company, National Boston Medical, Inc. ("Parent"), in a share exchange agreement executed on November 21, 1998.

     On April 25, 2000, Dr. Abravanel's Formula, Inc., a Nevada corporation
(DABV), acquired Infotopia in a share exchange in which 100% of the outstanding stock of Infotopia, Inc. was exchanged for 100% of the common stock of DABV. Subsequent to the share exchange, DABV changed its name to Infotopia, Inc.
(IFTP). On June 25, 2001 Infotopia, Inc. changed its symbol to IFTA.

     The accompanying financial statements include the accounts of Infotopia, Inc. (a Nevada corporation), and its subsidiary Infotopia, Inc. (an Ohio corporation).

  b) Nature of Operations

     The Company engages in the development, marketing, advertising and selling of health, fitness and consumer products.

  c) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period presented. Actual results could differ from those estimates.

  d) Revenue Recognition

     For the six months ended June 30, 2001, the Company's revenues were derived from fitness and health products. Revenue is recognized upon shipment of products to the customer.

     Receipts for sales that have not been shipped at the end of the period presented are recorded as deferred revenue.

     The Company maintains a provision for estimated returns and allowances.

     Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, as amended by SAB 101B, addresses revenue recognition policies and is effective for the quarter ending June 30, 2001. The company is already substantially in compliance with SAB 101 and its adoption has no material effect on the financial statements.

  e) Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

                                INFOTOPIA, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2001
                           (UNAUDITED) -- (CONTINUED)

  f) Concentration of Credit Risk

     The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances exceeded FDIC insured levels at various times during the period.

  g) Accounts Receivable

     For financial reporting purposes, the Company utilizes the allowance method of accounting for doubtful accounts. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. The allowance is based on an experience factor and review of current accounts receivable. Uncollectible accounts are written off against the allowance accounts when deemed uncollectible. In addition, the Company maintains an allowance for customer returns, based on an experience factor. The Company considers these allowances adequate at June 30, 2001.

  h) Inventory

     Inventory consists of finished goods, which are valued at the lower of cost or market on a first-in, first-out basis.

  i) Property and Equipment

     Property and equipment are stated at cost. Repair and maintenance costs are charged against income as incurred, while renewals and betterments are capitalized as additions to the related assets. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, primarily on a straight-line basis. The estimated services lives used in determining depreciation are five to seven years for computers, software, furniture and equipment

     Upon retirement or sale, the cost and related accumulated depreciation of the disposed assets are removed and any resulting gain or loss is credited or charged to operations.

  j) Investments

     The Company classifies all of its investments as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as a component of shareholders' equity in comprehensive income (loss), net of income taxes. Investments available for current operations are classified in the consolidated balance sheet as current assets: investments held for long-term purposes are classified as noncurrent assets. Interest income and realized gains and losses on securities are included in "Other expense (income) -- net" in the consolidated statement of operations. The cost of securities sold is based on the specific identification method.

  k) Capitalized Production Costs

     Pursuant to Financial Accounting Standards Board ("FASB") Statement on Financial Accounting Standards ("SFAS") No. 53 "Financial Reporting by Producers and Distributors of Motion Picture Films" production costs are capitalized and amortized over the useful lives of the programs.

  l) Intangibles

     Intangible consist of goodwill and license costs. Goodwill represents costs in excess of net assets acquired in connection with businesses acquired. Goodwill is amortized over 5 years. License costs are being amortized over the lives of the license agreements.

                                INFOTOPIA, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2001
                           (UNAUDITED) -- (CONTINUED)

     Should events or circumstances occur subsequent to the acquisition of a business or purchase of a license which brings into question the realizable value or impairment of the related intangible asset, the Company will evaluate the remaining useful life and balance of the intangible asset and make adjustments, if required. The Company's principal consideration in determining an impairment includes the strategic benefit to the Company of the particular asset as measured by undiscounted current and expected future operating income of that specified groups of assets and expected undiscounted future cash flows. Should an impairment be identified, a loss would be reported to the extent that the carrying value of the related intangible asset exceeds the fair value of that intangible asset as determined by valuation techniques available under the circumstances.

  m) Income Taxes

     Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amount of assets and liabilities and their tax basis.

  n) Fair Value of Financial Instruments

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the relatively short maturity of these instruments.

  o) Long-lived Assets

     Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the assets and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

  p) Stock-Based Compensation

     The Company has adopted the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

     q) In July 2001 the FASB issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill And Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used to account for all business combinations entered into after June 30, 2001. SFAS 142 requires that goodwill and other intangible assets with indefinite lives be tested for impairment annually and not be subjected to amortization. The provisions of SFAS 142 will apply to us beginning January 1, 2002. The amortization of goodwill reduced our net income by $29,341 for the six months ended June 30, 2001. We have not quantified the impact of adopting other provisions of these standards.

                                INFOTOPIA, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2001
                           (UNAUDITED) -- (CONTINUED)

NOTE 2 -- PREPAID EXPENSES

     Prepaid expenses are summarized as follows:

                                                              JUN 30, 2001
                                                              ------------
Legal and professional services.............................   $1,210,163
Prepayment for Media........................................    1,223,494
Advertising.................................................      957,499
Prepayment for Insurance....................................      138,881
Prepayment for Rent.........................................       45,000
Prepayment for Leases.......................................       25,011
Prepayment for inventory....................................   $    5,120
                                                               ----------
Total prepaid expenses and other current assets.............   $3,605,168
                                                               ==========

NOTE 3 -- INVESTMENTS IN MARKETABLE SECURITIES

     The investments at June 30, 2001 available for sale are as follows:

                                                            NET UNREALIZED
                                                  COST       GAIN/(LOSS)      MARKET VALUE
                                                --------    --------------    ------------
Millennium Direct, Inc. Common Stock..........  $150,000      $(102,000)        $48,000
                                                ========      =========         =======

NOTE 4 -- PROPERTY AND EQUIPMENT

     Property and equipment is summarized as follows:

                                                              JUN 30, 2001
                                                              ------------
Production molds............................................    $295,941
Computer equipment and software.............................     267,487
Furniture and office equipment..............................     107,647
Leasehold Improvements......................................      32,136
Telephone System............................................      19,844
                                                                --------
                                                                $723,055
Less: accumulated depreciation..............................     300,878
                                                                --------
Property and equipment, net.................................    $422,177
                                                                ========

     Depreciation expense for the quarter ended June 30, 2001 was $27,539 and $45,495 for the six months ended June 30, 2001.

                                INFOTOPIA, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2001
                           (UNAUDITED) -- (CONTINUED)

NOTE 5 -- CAPITALIZED PRODUCTION COSTS

     Capitalized production costs are summarized as follows:

                                                              JUN 30, 2001
                                                              ------------
Total Tiger.................................................   $  463,921
Prostate-Osteo..............................................      440,690
Spud Whiz...................................................      226,667
Tiger Gym...................................................      200,000
Medicus Dual 2000...........................................       63,466
Cathi Graham................................................       40,000
Facial Spa..................................................       29,475
Robert Allen................................................       20,000
Cooking Saddle..............................................       20,000
Rejuvicare..................................................       11,000
                                                               ----------
                                                               $1,515,219
Less: accumulated amortization..............................       39,453
                                                               ----------
Capitalized production costs, net...........................   $1,475,766
                                                               ==========

     Production cost amortization for the first six months and the quarter ended June 30, 2001 was $39,453.

NOTE 6 -- INTANGIBLES

     Intangibles are summarized as follows:

                                                                JUN 30, 2001
                                                                ------------
Bun & Thigh License.........................................    $10,345,000
Total Tiger.................................................      3,761,420
Provida License.............................................      1,200,000
Goodwill....................................................        880,277
J. Group -- skin care line..................................        797,300
Safeshield..................................................        500,000
Tiger Gym...................................................        477,146
Prosteo License.............................................         84,000
                                                                -----------
                                                                $18,045,143
Less: accumulated amortization..............................      1,951,201
                                                                -----------
          Total intangibles -- net..........................    $16,093,942
                                                                ===========

     Amortization expense for the quarter ended June 30, 2001 was $782,405 and $1,632,231 for the six months ended June 30, 2001.

                                INFOTOPIA, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2001
                           (UNAUDITED) -- (CONTINUED)

NOTE 7 -- ACCOUNTS PAYABLE

     Accounts payable and accrued expenses consist of the following:

                                                                JUN 30, 2001
                                                                ------------
Accrued liabilities -- product..............................     $  627,085
Sales Tax Payable...........................................        546,998
Accounts payable -- regular trade...........................        239,269
Accrued liabilities -- regular trade........................        188,831
                                                                 ----------
          Total.............................................     $1,602,183
                                                                 ==========

NOTE 8 -- LICENSE AGREEMENT PAYABLES

     License agreement payable at June 30, 2001 are summarized as follows:

Bun & Thigh.................................................    $4,727,765
Total Tiger.................................................     3,192,446
                                                                ----------
          Total license agreement payables..................    $7,920,221
                                                                ==========

NOTE 9 -- DEFERRED REVENUE

     Deferred revenues at June 30, 2001 is summarized as follows:

Bun & Thigh.................................................    $  879,450
Provida.....................................................       506,301
Total Tiger.................................................       497,309
Medicus.....................................................        85,503
                                                                ----------
          Total Deferred Revenue............................    $1,968,563
                                                                ==========

NOTE 10 -- DEFERRED COMPENSATION

     On April 11, 2001, the Company issued 50,000 shares of Common Stock to certain employees, valued at $1,020,000 as deferred compensation, which will be recognized over the next two years. At June 30, 2001, the remaining deferred compensation balance was $892,500.

NOTE 11 -- RELATED PARTY TRANSACTIONS


     The transactions set forth herein do not include compensation or benefits as provided in the employment agreements of the Officers and Directors of the Company. In addition, all common share amounts provided herein reflect the 1:200 reverse split effected by the Company on June 21, 2001.



     From April 26, 2000, through September 13, 2000, the Company issued 6,750 common shares to Clinton Smith on behalf of the Law Firm of Roby and Smith for legal services provided. The aggregate value of the shares issued was $192,190.



     On September 14, 2000, the Company distributed to Thomson Kernaghan 6.5 million common shares with a value of $3,250,000 as settlement of certain debts assumed by the Company as part of the share exchange agreement with National Boston Medical.

                                INFOTOPIA, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2001
                           (UNAUDITED) -- (CONTINUED)


     On January 3, 2001, the Company borrowed $100,000 from Ernest Zavoral in the form of a short-term convertible note bearing interest at a rate of 20%. The principal amount of this note was repaid in cash on April 19, 2001. The interest for this note of $5,808 was repaid by a distribution of 5,694 shares of the Company's common stock on August 9, 2001. This borrowing provided operating capital to the Company.



     On January 3, 2001, the Company borrowed $100,000 from Daniel Hoyng in the form of a short-term convertible note bearing interest at a rate of 20%. The principal amount of this note was repaid in cash on June 6, 2001. This borrowing provided operating capital to the Company.



     On January 4, 2001, Thomson Kernaghan converted a convertible note of $600,000 into 72,000 shares of the Company's common stock.



     On February 14, 2001, the Company borrowed $166,667 from Ernest Zavoral in the form of a media funding agreement bearing interest at a rate of 2% per week. The purpose of this borrowing was to provide the Company with capital to buy media time for the airing of infomercials. The interest rate was based on current industry standards. This agreement was repaid by a distribution of a 235,294 shares of the Company's common stock on August 9, 2001. The value of the shares distributed was $240,000.



     On February 14, 2001, the Company borrowed $166,667 from Marek Lozowicki in the form of a media funding agreement bearing interest at a rate of 2% per week. The purpose of this borrowing was to provide the Company with capital to buy media time for the airing of infomercials. The interest rate was based on current industry standards. This agreement was repaid by a payment of $7,784 and a distribution of a 227,663 shares of the Company's common stock on August 9, 2001. The value of the shares distributed was $232,216.



     On February 14, 2001, the Company borrowed $186,667 from Daniel Hoyng in the form of a media funding agreement bearing interest at a rate of 2% per week. The purpose of this borrowing was to provide the Company with capital to buy media time for the airing of infomercials. The interest rate was based on current industry standards. The principal amount of this agreement was repaid on May 11, 2001.



     On February 28, 2001, Thomson Kernaghan purchased 2.0 million shares of the Company's preferred series B stock for $2.8 million. These shares were subsequently converted into 200,000 shares of the Company's common stock on April 11,2001.



     On April 11, 2001, the Company loaned $525,554 to Marek Lozowicki. This loan was repaid to the Company on July 10, 2001 by a return of 189,048 of the Company's common shares, which were returned to treasury stock. The price per share of the shares returned was $2.78. The purpose of this loan was to provide such officer with funds to exercise certain options.



     On April 11, 2001, the Company loaned $694,174 to Ernest Zavoral. This loan was repaid to the Company on July 10, 2001 by a return of 249,703 of the Company's common shares, which were returned to treasury stock. The price per share of the shares returned was $2.78. The purpose of this loan was to provide such officer with funds to exercise certain options.



     On April 11, 2001, the Company loaned $852,528 to Daniel Hoyng. This loan was repaid to the Company on July 10, 2001 by a return of 306,665 of the Company's common shares, which were returned to treasury stock. The price per share of the shares returned was $2.78. The purpose of this loan was to provide such officer with funds to exercise certain options.



     On April 11, 2001, the Company loaned $79,005 to Clinton Smith. This loan was repaid to the Company on July 10, 2001 by a return of 28,419 of the Company's common shares, which were returned to treasury stock. The price per share of the shares returned was $2.78. The purpose of this loan was to provide such officer with funds to exercise certain options.

                                INFOTOPIA, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2001
                           (UNAUDITED) -- (CONTINUED)


     On May 29, 2001, Ernest Zavoral provided to KMI, Inc. 55,000 shares of Infotopia, Inc. common shares from his personal holdings as payment for investor relation services to be provided to the Company. The value of the shares distributed to KMI, Inc. was $308,000. As repayment of the amount incurred on behalf of the Company, Mr. Zavoral was paid $165,000 on June 9, 2001 and $100,000 on June 19, 2001. On August 9, 2001, the Company distributed 42,157 shares of common stock as payment of the remaining $43,000 owed to him.



     On June 11, 2001, the Company entered into an advertising agreement with the Financial Broadband Network (FBN), which calls for commitments on the part of the Company greater than $50,000. FBN is owned by two entities of which Mark Valentine, Chairman of Thomson Kernaghan, is the President.



     On June 29, 2001 the Company issued 25,000 common shares to Cogent Capital for certain consulting services. The value of these shares was $80,000. Gregory Kofford, a principal of Cogent Capital, was appointed as the Company's Chief Financial Officer on August 13, 2001.



     On August 9, 2001, the Company issued Daniel Hoyng 352,941 common shares as repayment for various production and other costs he incurred on behalf of the Company. The value of the shares issued to Mr. Hoyng was $360,000.



     On August 9, 2001, the Company distributed to Ernest Zavoral 58,503 shares of the Company's common stock for various expenses totaling $59,673 that were incurred on behalf of the Company.



     From September 14, 2000 through August 17, 2001, the Company has entered into various common stock subscription agreements with Thomson Kernaghan. The aggregate amount of common shares included in these agreements was 6,674,874. The total value received by the Company pursuant to these agreements was $10,669,496.



     The following tables list the outstanding loans receivable balances from related parties and the short term notes payable to stockholders balances as of June 30, 2001. Note, loans receivable -- related parties from "other" employees are not to officers or directors of the company.



LOANS RECEIVABLE -- RELATED PARTIES



EMPLOYEE                                                        AMOUNT
--------                                                      ----------
Daniel Hoyng................................................  $  852,528
Ernest Zavoral..............................................     694,174
Marek Lozowicki.............................................     525,554
Clinton Smith...............................................      79,005
Other Employees.............................................     235,226
                                                              ----------
  Total.....................................................  $2,386,547
                                                              ==========



SHORT TERM NOTE PAYABLES TO STOCKHOLDERS



EMPLOYEE                                                       AMOUNT
--------                                                      --------
Ernest Zavoral..............................................  $278,809
Marek Lozowicki.............................................   272,217
Daniel Hoyng................................................    43,064
                                                              --------
  Total.....................................................  $594,090
                                                              ========

                                INFOTOPIA, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2001
                           (UNAUDITED) -- (CONTINUED)

NOTE 12 -- INCOME TAXES

     At June 30, 2001, the Company had net carry-forward losses of approximately $35,000,000. Because of the current uncertainty of realizing the benefit of the tax carry-forwards, a valuation allowance equal to the tax benefit for deferred taxes has been established. The full realization of the tax benefit associated with the carry-forwards depends predominantly upon the Company's ability to generate taxable income during the carry-forward period.

     Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax asset and liabilities are as follows:

Deferred Tax Assets
  Loss Carry-forwards.......................................    $ 11,845,645
  Less: Valuation allowance.................................     (11,845,645)
                                                                ------------
Net Deferred Tax Assets.....................................    $         --
                                                                ============

     Net operating loss carry-forwards expire starting in 2007 through 2019. Per year availability is subject to change of ownership limitations under Internal Revenue Code Section 382.

NOTE 13 -- GOING CONCERN

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As of June 30, 2001 the company has an accumulated deficit of $35,343,495 and a current profit of $2,683,036. Based upon the Company's plan of operation, the Company anticipates that existing resources, together with funds generated from operations, will generate sufficient funds to fund the Company's working capital.

NOTE 14 -- CAPITAL STOCK

     On June 25, 2001, the Company effected a 1:200 reverse split of its common stock without changing the par value thereof.

     On April 2, 2001 1,900,000 shares of preferred series A convertible stock were issued to directors, officers and employees of the company replacing common stock requirements in their employment agreements. These shares were subsequently converted on April 11, 2001 into 190,000 shares of Infotopia, Inc. common stock. The preferred shares were returned to treasury.

     On April 11, 2001 15,000 shares of Infotopia, Inc. common stock were issued for legal services.

     On April 11, 2001 45,000 shares of Infotopia, Inc. common stock were issued for consulting services.

     On April 25, 2001 Gorda Private Investments, Ltd. converted 1,607,143 shares of their preferred series B convertible stock into 160,714 shares of Infotopia, Inc. common stock for $1,000,000.

     On May 1, 2001 Gorda Private Investments, Ltd. converted 909,091 shares of their preferred series B convertible stock into 90,909 shares of Infotopia, Inc. common stock for $900,000.

     On May 10, 2001 Gorda Private Investments, Ltd. converted 1,261,905 shares of their preferred series B convertible stock into 126,190 shares of Infotopia, Inc. common stock for $530,000.

     On May 17, 2001 Gorda Private Investments, Ltd. converted 1,142,857 shares of their preferred series B convertible stock into 114,286 shares of Infotopia, Inc. common stock for $480,000.

                                INFOTOPIA, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2001
                           (UNAUDITED) -- (CONTINUED)

     On May 23, 2001 Gorda Private Investments, Ltd. converted 1,179,004 shares of their preferred series B convertible stock into 127,900 shares of Infotopia, Inc. common stock for $448,162.

     On April 11, 2001 Thomson Kernaghan converted 2,000,000 shares of their preferred series A convertible stock into 200,000 shares of Infotopia, Inc. common stock for a previous investment of $2,800,000.

     On April 11, 2001 50,000 shares of Infotopia, Inc. common stock were purchased at $14.00 per share for a subscription agreement for a total investment of $700,000.

     On April 11, 2001 18,000 shares of Infotopia, Inc. common stock were purchased at $18.00 per share for a subscription agreement for a total investment of $330,000.

     On April 11, 2001 6,380 shares of Infotopia, Inc. common stock were purchased at $40.00 per share for a subscription agreement for a total investment of $255,200.

     On April 11, 2001 51,857 were issued for the conversion of a $600,000 convertible debenture held by Altea Investments LTD.

     On April 11, 2001 96,000 shares of Infotopia, Inc. common stock were purchased at $6.25 per share for a subscription agreement for a total investment of $600,000.

     On April 11, 2001 42,500 shares of common stock were issued for the license rights to the "Jules & Jane", "Bubbe's Best" and "Skindom" skin products at a total value of $500,000.

     On April 11, 2001 certain officers, directors and employees exercised their options into 180,268 shares of Infotopia, Inc. common stock for a total price of $2,253,345.

     On April 11, 2001 certain employees, directors and employees were issued 50,000 shares of Infotopia, Inc. common stock per their employment agreements.

     On June 1, 2001 2,943,123 shares of Infotopia, Inc. common stock were purchased at $1.268 per share for a subscription agreement for a total investment of $3,732,346.

     On June 25, 2001 1,860,000 shares of Infotopia, Inc. common stock were purchased at $1.04838 per share for a subscription agreement for a total investment of $1,950,000.

     On June 29, 2001 25,000 shares of Infotopia, Inc. common stock were issued for legal services.

     On June 29, 2001 25,000 shares of Infotopia, Inc. common stock were issued for consulting services.

NOTE 15 -- SUBSEQUENT EVENTS

     On July 10, 2001 certain officers and directors exercised their options into 37,500 shares of Infotopia, Inc. common stock. Of this amount 14,029 shares of Infotopia, Inc. common stock were retired to treasury to pay for the options. 3,869 shares of Infotopia, Inc. common stock were also retired to treasury to pay for loans owed to the company by officers and directors.

     On July 10, 2001 Infotopia, Inc. entered into a long-term loan receivable with an employee for $50,000.

     On July 13, 2001 1,700,000 shares of Infotopia, Inc. common stock were purchased at $.588 per share for a subscription agreement for a total investment of $1,000,000.

     On July 17, 2001 Infotopia, Inc. has entered into a contract with TriStar Products to handle the retail and international launch of its hit infomercial product, the Total Tiger.

     On July 20, 2001 125,000 shares of Infotopia, Inc. common stock were issued for legal services.

                                INFOTOPIA, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2001
                           (UNAUDITED) -- (CONTINUED)

     On July 20, 2001 2,740 shares of Infotopia, Inc. common stock were issued for the Crouching Tiger license rights.

     On July 20, 2001 15,000 shares of Infotopia, Inc. common stock were issued for consulting services.

     On July 23, 2001 Infotopia, Inc. entered into a Letter of Intent with Infomercial Management Corporation ("IMC") , Modern Interactive Technology, Inc. ("MIT") and their principals, providing Infotopia, Inc. with, among other things, an exclusive option to acquire one hundred percent (100%) of the issued and outstanding shares of common stock of IMC and MIT.

     On August 3, 2001, Sea Spray Holdings, Ltd. purchased a convertible debenture, secured by substantially all of our assets in the principal amount of $1,000,000, and warrants to purchase up to 500,000 shares of our common stock. Forms of such debenture and warrant have been filed as part of this Registration Statement. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933.

     On August 7, 2001, the Company entered into an investor relations contract with Rubin Investment Group, Inc., which called for compensation, among other things, of 300,000 shares of common stock, warrants to buy 1,000,000 shares at $1 per share, and warrants to buy 500,000 shares at $1.50 per share.

     On August 9, 2001, the Company issued an aggregate of 976,992 shares of common stock, in satisfaction of certain debts with an aggregate amount of $996,532 relating to expenses incurred by Daniel Hoyng, Ernest Zavoral and Marek Lozowicki on behalf of the Company.

     On August 13, 2001, the Company issued an additional 100,000 shares of common stock for legal expenses valued at $113,000.

                         INFOTOPIA, INC. AND SUBSIDIARY

                       CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 2000

                         INFOTOPIA, INC. AND SUBSIDIARY

                       CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2000

                                    CONTENTS

                                                                PAGE
                                                              ---------
INDEPENDENT AUDITORS' REPORT -- MERDINGER, FRUCHTER, ROSEN &
  CORSO.....................................................       F-17
INDEPENDENT AUDITORS' REPORT -- RANDY SIMPSON...............       F-18
CONSOLIDATED BALANCE SHEET..................................       F-19
CONSOLIDATED STATEMENT OF OPERATIONS........................       F-20
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS................       F-21
CONSOLIDATED STATEMENT OF CASH FLOWS........................  F-22-F-23
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY..............       F-24
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..................  F-25-F-36

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Infotopia, Inc. and Subsidiary

     We have audited the accompanying consolidated balance sheet of INFOTOPIA, INC. AND SUBSIDIARY as of December 31, 2000 and the related consolidated statements of operations and cash flows for the ten months ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of INFOTOPIA, INC. AND SUBSIDIARY as of December 31, 2000, and the consolidated results of its operations and cash flows for the ten months ended December 31, 2000, in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 16 to the financial statements, the Company has suffered recurring losses from operations and its limited capital resources raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 16. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          MERDINGER, FRUCHTER, ROSEN & CORSO,
                                          P.C.
                                          Certified Public Accountants

New York, New York
February 20, 2001

                            RANDY SIMPSON CPA, P.C.
                           11775 SOUTH NICKLAUS ROAD
                               SANDY, UTAH 84092
                           FAX & PHONE (801) 572-3009

Board of Directors
Dr. Abravanel's Formulas, Inc.
(A Development Stage Company)
Los Angeles, CA

                          INDEPENDENT AUDITOR'S REPORT

     We have audited the accompanying balance sheet of Dr. Abravanel's Formulas, Inc. (A Development Stage Company) as of December 31, 1999, and the related statements of operations, shareholder's equity and cash flows for the ten months ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The financial statements of Dr. Abravanel's Formulas, Inc. from inception on April 28, 1998 to February 28, 1999, were audited by other auditors whose report dated March 5, 1999, expressed an unqualified opinion.

     We conducted our audit in accordance with generally accepted auditing standards. those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

     In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Dr. Abravanel's Formulas, Inc. as of December 31, 1999, and the results of its operations, shareholder's equity and cash flows for the ten months ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          /s/   RANDY SIMPSON, CPA, PC
                                          --------------------------------------
                                          Randy Simpson, CPA, P.C.
                                          A Professional Corporation

April 20, 2000
Sandy, Utah

                         INFOTOPIA, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                                                              AT DECEMBER 31,    AT DECEMBER 31,
                                                                   2000               1999
                                                              ---------------    ---------------
CURRENT ASSETS
  Cash and cash equivalents.................................   $    787,150         $  3,855
  Accounts receivable, net of allowance for doubtful
     accounts and customer returns of $218,254 and $-0-.....        934,392              525
  Inventory.................................................        418,689           11,745
  Prepaid expenses and other current assets.................        268,051               --
  Employee advances.........................................         65,485               --
  Investments in marketable securities, at fair value.......        174,000               --
                                                               ------------         --------
          Total current assets..............................      2,647,767           16,125
PROPERTY AND EQUIPMENT, less accumulated depreciation of
  $255,383..................................................        239,773               --
CAPITALIZED PRODUCTION COSTS, less accumulated amortization
  of $-0-...................................................        690,475               --
OTHER ASSETS
  Licenses and Other Intangibles, less accumulated
     amortization of $318,970...............................      2,415,307               --
  Deposits..................................................        212,143               --
                                                               ------------         --------
          Total Assets......................................   $  6,205,465         $ 16,125
                                                               ============         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses.....................   $  1,798,620         $  1,006
  Due to employees..........................................        108,723               --
  Convertible debenture.....................................         50,000               --
  Deferred Revenue..........................................         38,162               --
                                                               ------------         --------
          Total Current Liabilities.........................      1,995,505            1,006
LONG-TERM LIABILITIES
  Convertible debenture.....................................        600,000               --
                                                               ------------         --------
          Total Liabilities.................................      2,595,505            1,006
                                                               ------------         --------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
  Common stock, $.001 par value, 190,000,000 shares
     authorized; 172,236,005 shares issued and
     outstanding............................................        172,236
  Common stock, $.001 par value, 40,000,000 shares
     authorized; 12,841,353 shares issued and outstanding...                          12,841
  Additional paid-in-capital................................     41,440,254           38,333
  Accumulated deficit.......................................    (38,026,530)         (36,055)
  Unrealized gain on marketable securities..................         24,000               --
                                                               ------------         --------
          Total stockholders' equity........................      3,609,960           15,119
                                                               ------------         --------
          Total Liabilities and Stockholders' Equity........   $  6,205,465         $ 16,125
                                                               ============         ========

  The accompanying notes are an integral part of these consolidated financial statements.

                         INFOTOPIA, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                              FOR THE TEN MONTH PERIOD ENDED
                                                              ------------------------------
                                                              DECEMBER 31,     DECEMBER 31,
                                                                  2000             1999
                                                              -------------    -------------
REVENUE
  Sales, net of returns and allowances of $64,889 and
     $-0-...................................................  $  9,135,411      $        --
Cost of Sales...............................................     3,368,601               --
                                                              ------------      -----------
Gross Profit................................................     5,766,810               --
                                                              ------------      -----------
OPERATING EXPENSES
  Selling and marketing.....................................     5,803,977            1,045
  General and administrative................................    22,149,646            8,296
  Impairment expense........................................     2,006,661               --
  Depreciation and amortization.............................       216,074               --
                                                              ------------      -----------
          Total operating expenses..........................    30,176,358            9,341
                                                              ------------      -----------
Loss from Operations........................................   (24,409,548)          (9,341)
                                                              ------------      -----------
OTHER INCOME (EXPENSE)
  Interest Income...........................................         9,205                0
  Other Income..............................................        16,757
  Interest expense..........................................    (1,877,620)
  Impairment of available-for-sale securities...............      (444,444)
  Loss on disposal of assets................................       (29,583)
                                                              ------------
          Total other income (expense)......................    (2,325,685)
                                                              ------------
Loss from Operations Before Income Taxes....................   (26,735,233)          (9,341)
Income Taxes................................................            --           (5,610)
                                                              ------------      -----------
Net Loss....................................................  $(26,735,233)     $   (14,951)
                                                              ============      ===========
Basic and diluted loss per share............................         (0.25)           (0.00)
                                                              ============      ===========
Weighted average shares outstanding.........................   105,490,686       12,841,353
                                                              ============      ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                         INFOTOPIA, INC. AND SUBSIDIARY

                  CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
                   FOR THE TEN MONTHS ENDED DECEMBER 31, 2000

NET LOSS....................................................  $(26,735,233)
  OTHER COMPREHENSIVE LOSS
  Unrealized gain on marketable securities..................        24,000
                                                              ------------
  COMPREHENSIVE LOSS........................................  $(26,711,233)
                                                              ============

  The accompanying notes are an integral part of these consolidated financial statements.

                         INFOTOPIA, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                              FOR THE TEN MONTH PERIOD ENDED
                                                              ------------------------------
                                                              DECEMBER 31,     DECEMBER 31,
                                                                  2000             1999
                                                              -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss)................................................  $(26,735,233)      $(14,951)
    Adjustments to reconcile net (loss) to net cash provided
     by (used in) operating activities
      Deferred tax benefit established......................            --         (4,200)
      Valuation allowance to eliminate deferred tax asset...            --          9,810
      Bad debt and sales returns............................       218,254
      Loss on sale of assets................................        29,583
      Unrealized loss on marketable securities..............       444,444
      Settlement expenses...................................     3,382,428
      Depreciation and amortization.........................       216,074
      Asset impairment loss.................................     2,006,661
      Issuance of stock for compensation....................         4,318
      Issuance of stock options, less deferred
       compensation.........................................       462,049
      Stock issued for consulting and legal services........    16,209,236
    Changes in assets and liabilities
      Accounts receivable -- trade..........................    (1,121,856)         1,006
      Due to related party..................................       (16,714)
      Inventory.............................................      (223,158)
      Prepaid expenses......................................       456,180          1,045
      Other Assets..........................................      (212,143)
      Accounts payable and accrued expenses.................    (1,588,216)
      Deferred revenue......................................      (593,139)
      Other.................................................       263,613
                                                              ------------       --------
Net cash used in operating activities.......................    (6,797,619)        (7,290)
                                                              ------------       --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment........................      (158,001)            --
  Marketable Securities.....................................      (250,000)            --
  Note receivable, affiliate................................      (500,000)            --
                                                              ------------       --------
Net cash used in investing activities.......................      (908,001)            --
                                                              ------------       --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of notes payable...................     2,475,500             --
  Sale of common stock......................................     6,012,691             --
  Common Stock Offering Costs...............................            --        (12,562)
  Return of capital to founders.............................            --        (20,000)
                                                              ------------       --------
Net cash provided (used in) financing activities............     8,488,191        (32,562)
                                                              ------------       --------
Net Increase in Cash and Cash Equivalents...................       782,571        (39,852)
Cash and Cash Equivalents -- Beginning of Year..............         4,579         43,707
                                                              ------------       --------
Cash and Cash Equivalents -- End of Year....................  $    787,150       $  3,855
                                                              ============       ========
SUPPLEMENTAL INFORMATION
  Interest paid.............................................  $         --       $     --
                                                              ============       ========
  Income taxes paid.........................................  $      5,000       $     --
                                                              ============       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                         INFOTOPIA, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:

     During the ten months ended December 31, 2000, the Company:

     - Issued 46,239,400 shares of the Company's common stock at a value of $12,588,426 as compensation for service rendered by various consultants and others;

     - Issued 18,799,885 shares of the Company's common stock at a value of $3,520,810 as compensation for service rendered by attorneys;

     - Issued 4,317,988 shares of the Company's common stock at a value of $4,318 as compensation to officers and other employees of the Company;

     - Issued 10,251,590 shares of the Company's common stock at a value of $3,753,878 settlement, for debt reduction and conversions.

     - Issued 8,193,500 shares of the Company's common stock at a value of $928,392 for infomercial management and consultation for production, and 500,000 shares of National Boston Medical, Inc. valued at $151,112.

     - Issued 17,200,000 shares of the Company's common stock at a value of $2,066,000 for license rights.

     - Issued 13,678,125 shares of the Company's common stock at $1,975,500, plus accrued interest in exchange for 1,767,500 convertible promissory notes that were discounted at $1,778,589 for beneficial conversion features.

     - Issued 3,203,130 shares of the Company's common stock at $3,203 in connection with the share exchange of Dr. Abravanel's Formula, Inc.

     - Issued 8,167,387 shares of the Company's common stock at $8,167 in the spin-off agreement with the Company's former Parent, National Boston Medical, Inc.

     - Issued 180,000 shares of the Company's common stock at a value of $41,400 for offering costs.

     - Exchanged 400,000 shares of Millennium common stock, valued at $100,000 for consulting services.

     - Received 1,000,000 shares of National Boston Medical, Inc. common stock, valued at $293,332 in a settlement agreement with Cactus Jack.

     - Issued options valued at $200,278 for consulting services.

                         INFOTOPIA, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                      COMMON STOCK        ADDITIONAL                   UNREALIZED
                                 ----------------------     PAID-IN     ACCUMULATED      GAIN ON     STOCKHOLDERS'
                                   SHARES       AMOUNT      CAPITAL       DEFICIT      INVESTMENTS      EQUITY
                                 -----------   --------   -----------   ------------   -----------   -------------
BALANCE AT MARCH 31, 2000......    8,167,387   $  8,167   $        --   $(11,291,297)    $    --     $(11,283,130)
Net loss for the ten months
  ended December 31, 2000......           --         --            --    (26,735,233)         --      (26,735,233)
Unrealized loss on marketable
  securities...................           --         --            --             --      24,000           24,000
Shares issued in lieu of
  compensation.................    4,317,988      4,318            --             --          --            4,318
Shares issued for legal and
  consulting services..........   65,469,285     65,469    16,043,767             --          --       16,109,236
Shares issued for infomercial
  production...................    8,193,500      8,194       920,198             --          --          928,392
Shares issued for product
  licenses.....................   17,200,000     17,200     2,048,800             --          --        2,066,000
Shares issued for debt
  conversion and reduction.....   23,001,590     23,002    14,634,188             --          --       14,657,190
Shares issued in exchange
  agreement Dr. Abravanel......    3,203,130      3,203        23,225             --          --           26,428
Debentures converted to common
  stock........................   13,678,125     13,678     3,763,306             --          --        3,776,984
Issuance of common stock.......   29,005,000     29,005     4,557,900             --          --        4,586,905
Offering costs.................           --         --      (746,309)            --          --         (746,309)
Stock options issued as
  compensation.................           --         --       583,999             --          --          583,999
Common stock subscribed........           --         --      (266,870)            --          --         (266,870)
Deferred compensation..........           --         --      (121,950)            --          --         (121,950)
                                 -----------   --------   -----------   ------------     -------     ------------
BALANCE AT DECEMBER 31, 2000...  172,236,005   $172,236   $41,440,254   $(38,026,530)    $24,000     $  3,609,960
                                 ===========   ========   ===========   ============     =======     ============

  The accompanying notes are an integral part of these consolidated financial statements.

                         INFOTOPIA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2000

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a) Organization and Basis of Presentation

     INFOTOPIA, INC. (Formerly Flex Marketing Inc. (OH)) (the "Company" or "Infotopia") was incorporated under the laws of Ohio on September 11, 1997. The Company was acquired by its parent company, National Boston Medical, Inc.("Parent"), in a share exchange agreement executed on November 21, 1998.

     On April 25, 2000, Dr. Abravanel's Formula, Inc., a Nevada corporation
(DABV), acquired Infotopia in a share exchange in which 100% of the outstanding stock of Infotopia was exchanged for 100% of the common stock of DABV. As a result of the share exchange, DABV changed its name to Infotopia, Inc.

     The accompanying financial statements include the accounts of Infotopia, Inc. (a Nevada corporation), and its subsidiary Infotopia, Inc. (an Ohio corporation).

  b) Nature of Operations

     The Company engages in the development, marketing, advertising and selling of new health, fitness and consumer products.

  d) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period presented. Actual results could differ from those estimates.

  e) Revenue Recognition

     For the ten months ended December 31, 2000, the Company's revenues were derived solely from fitness products. Revenue is recognized upon shipment of products to the customer.

     Receipts for sales that have not been shipped at the end of the period presented are recorded as deferred revenue.

     The Company maintains a provision for estimated returns and allowances.

     Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, as amended by SAB101B, addresses revenue recognition policies and is effective for the quarter ending December 31, 2000. The company is already substantially in compliance with SAB101 and its adoption has no material effect on the financial statements.

  f) Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

  g) Concentration of Credit Risk

     The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances exceeded FDIC insured levels at various times during the year.

                         INFOTOPIA, INC. AND SUBSIDIARY

  h) Accounts Receivable

     For financial reporting purposes, the Company utilizes the allowance method of accounting for doubtful accounts. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. The allowance is based on an experience factor and review of current accounts receivable. Uncollectible accounts are written off against the allowance accounts when deemed uncollectible. In addition, the Company maintains an allowance for customer returns, based on an experience factor. The Company considers these allowances adequate at December 31, 2000.

  i) Inventory

     Inventory consists of finished goods, which are valued at the lower of cost or market on a first-in, first-out basis.

  k) Property and Equipment

     Property and equipment are stated at cost. Repair and maintenance costs are charged against income as incurred, while renewals and betterments are capitalized as additions to the related assets. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, primarily on a straight-line basis. The estimated service lives used in determining depreciation are five to seven years for computers, software, furniture and equipment.

     Upon retirement or sale, the cost and related accumulated depreciation of the disposed assets are removed and any resulting gain or loss is credited or charged to operations.

  j) Investments

     The Company classifies all of its investments as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as a component of shareholders' equity in comprehensive income (loss), net of income taxes. Investments available for current operations are classified in the consolidated balance sheet as current assets: investments held for long-term purposes are classified as noncurrent assets. Interest income and realized gains and losses on securities are included in "Other expense (income) -- net" in the consolidated statement of operations. The cost of securities sold is based on the specific identification method.

  l) Capitalized Production Costs

     Pursuant to Financial Accounting Standards Board ("FASB") Statement on Financial Accounting Standards ("SFAS") No. 53 "Financial Reporting by Producers and Distributors of Motion Picture Films" production costs are capitalized and amortized over the useful lives of the programs.

  m) Intangibles

     Intangibles consist of goodwill and license costs. Goodwill represents costs in excess of net assets acquired in connection with businesses acquired. Goodwill is amortized over 5 years. License costs are amortized over the lives of the license agreements.

     Should events or circumstances occur subsequent to the acquisition of a business or purchase of a license which brings into question the realizable value or impairment of the related intangible asset, the Company will evaluate the remaining useful life and balance of the intangible asset and make adjustments, if required. The Company's principal consideration in determining an impairment includes the strategic benefit to the Company of the particular asset as measured by undiscounted current and expected future operating income of that specified group of assets and expected undiscounted future cash flows. Should an impairment be

                         INFOTOPIA, INC. AND SUBSIDIARY
identified, a loss would be reported to the extent that the carrying value of the related intangible asset exceeds the fair value of that intangible asset as determined by valuation techniques available under the circumstances.

  n) Income Taxes

     Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amount of assets and liabilities and their tax bases.

  o) Offering Costs

     Offering costs consist primarily of professional fees. These costs are charged against the proceeds of the sale of common stock in the periods in which they occur.

  p) Advertising Costs

     Advertising costs are expensed as incurred and are included in selling expenses. For the ten months ended December 31, 2000, advertising expense amounted to $6,805.

  q) Fair Value of Financial Instruments

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and income taxes payable approximate fair value due to the relatively short maturity of these instruments. The face value of the note receivable at December 31, 2000, was determined to be its fair value. The fair value of long-term borrowings was determined based upon interest rates currently available to the Company for borrowings with similar terms. The fair value of long-term borrowings approximates the carrying amounts at December 31, 2000.

  r) Long-lived Assets

     Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the assets and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

  s) Stock-Based Compensation

     The Company has adopted the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

  t) Earnings Per Share

     SFAS No. 128, "Earnings Per Share" requires presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS").

     The computation of basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on losses.

                         INFOTOPIA, INC. AND SUBSIDIARY

     The shares used in the computation of earnings per share were as follows:

Basic.......................................................   105,490,686
                                                              ------------
Diluted.....................................................   105,490,686
                                                              ============
Loss per share -- Basic and Diluted.........................  $       (.25)
                                                              ============

NOTE 2 -- PREPAID EXPENSES

     Prepaid expenses and other current assets are summarized as follows:

Prepayment for inventory....................................  $163,208
Legal and professional services.............................    15,794
Taxes.......................................................     5,000
Royalties...................................................    74,844
Interest receivable.........................................     9,205
                                                              --------
Total prepaid expenses and other current assets.............  $268,051
                                                              ========

NOTE 3 -- INVESTMENTS IN MARKETABLE SECURITIES

     The investments at December 31, 2000 available for sale are as follows:

                                                                     MARKET
                                                          COST        VALUE
                                                        --------    ---------
Millennium Direct, Inc. common stock..................  $150,000    $ 174,000
National Boston Medical common Stock..................   444,444           --
                                                        --------    ---------
  Total...............................................  $594,444      174,000
                                                        ========    =========
  Net Unrealized Gain.................................                 24,000
                                                                    =========
  Impairment Loss.....................................              $(444,444)
                                                                    =========

     The net unrealized gain of $24,000 has been reported in other comprehensive loss.

     On August 21, 2000, National Boston Medical filed for protection under Title 11 of the United States Code. Since the realization of this investment is uncertain, the total cost has been written off to impairment expense.

NOTE 4 -- PROPERTY AND EQUIPMENT

     Property and equipment is summarized as follows:

Warehouse equipment and molds...............................  $295,941
Computer equipment and software.............................   163,696
Furniture and office equipment..............................    35,519
                                                              --------
                                                               495,156
Less: Accumulated depreciation and amortization.............   255,383
                                                              --------
Property and equipment, net.................................  $239,773
                                                              ========

     Depreciation expense for the ten months ended December 31, 2000 was $93,075.

                         INFOTOPIA, INC. AND SUBSIDIARY

NOTE 5 -- CAPITALIZED PRODUCTION COSTS

     Capitalized production costs represent costs incurred in connection with the production of infomercials:

Total Tiger.................................................  $350,000
Prostate....................................................   250,000
Medicus Dual 2000...........................................    10,000
Cathi Graham................................................    20,000
Rejuvicare..................................................    11,000
Facial Spa..................................................    29,475
Robert Allen................................................    20,000
                                                              --------
Capitalized Production Costs................................  $690,475
                                                              ========

     The infomercial productions described above have not yet aired and, therefore, no amortization has been recorded.

NOTE 6 -- INTANGIBLE ASSETS

     Intangible assets are summarized as follows:

Goodwill....................................................  $  880,277
Bun and Thigh products license..............................   1,854,000
                                                              ----------
                                                               2,734,277
Less: Accumulated Amortization..............................     318,970
                                                              ----------
Total intangibles -- net....................................  $2,415,307
                                                              ==========

NOTE 7 -- ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following:

Accounts payable............................................  $1,253,202
Accrued expenses............................................     545,418
                                                              ----------
                                                              $1,798,620
                                                              ==========

     Accounts payable includes liabilities assumed when the Company was spun off from its former parent company.

NOTE 8 -- CONVERTIBLE DEBENTURES, SHORT-TERM

     On August 25, 2000, the Company issued a 270-day promissory note with non-detachable warrants, granting the note holder the right to convert the note into common stock, 300,000 shares at $.08 per share and 52,500 shares at $.50 per share. The non-detachable warrants expire 5 years from the date of the note. The note bears interest at 10% per annum, payable quarterly. Principal is due in two installments of 50% each, at 180 days and 270 days from date of issuance, respectively. As of December 31, 2000, the warrants had not been exercised.

NOTE 9 -- DEFERRED REVENUE

     Deferred revenue represents unfulfilled sales orders at December 31, 2000 in the amount of $38,162.

                         INFOTOPIA, INC. AND SUBSIDIARY

NOTE 10 -- CONVERTIBLE DEBENTURE

     On December 28, 2000, the Company completed the sale of a $600,000 secured convertible debenture. The debenture matures December 28, 2003 and pays interest at 12% per annum. The agreement contains various restrictions and events of default.

     On January 19, 2001, the debenture holder sold the debenture to a third party who converted it to 12,000,000 shares of common stock of the Company, subject to "Rule 144" promulgated under the Securities Act of 1933. In exchange for early conversion rights, the Company agreed to accept $.145415 per share that provided additional funds of $1,144,980, in addition to the $600,000 previously advanced under the terms of the debenture bringing the total conversion price to $1,744,980.

     During the months of July, August and September, 2000, the Company issued various 270-day notes, totaling $1,825,500, with non-detachable warrants, granting the noteholders of $1,767,500 the right to convert their notes into common stock, 10,605,500 shares at $.08 and 1,855,875 at $.50, and notes holders of $58,000 notes the right to convert their notes into 145,000 shares of common stock at $.40 per share. As of December 31, 2000, these notes had been exercised, resulting in a beneficial conversion feature of $1,778,689. Upon conversion of the notes, both the discount and $22,895 of accrued interest on these notes were converted to additional paid-in-capital.

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

  Employment Agreements

     The Company has entered into employment agreements as follows:

          The Company has a three-year employment agreement with Daniel Hoyng, its Chief Executive Officer. The term runs through April 26, 2003 and, unless notified by the Board of Directors or the Executive Committee of the Company, the agreement will automatically be renewed for one year, each year thereafter. In addition to a base salary, bonuses and other incentives, Mr. Hoyng will be granted 1,000,000 shares of common stock annually on the anniversary date of the agreement. These shares carry an anti-dilution provision and are not subject to any reverse split. To give the executive the opportunity to attain an ownership position of not less than 5% of the outstanding stock of the Company, the executive will be granted no less than 3,000,000 options to purchase the Company's stock over 3 years. The first such award will be no less than 1,000,000 shares with an award date of June 1, 2000. Additionally, once a year the executive may choose to convert one-third of his annual salary to stock, the purchase price being the lowest closing price of the Company's stock during the last ten months (see Stock Options). In addition, in accordance with the agreement, the executive received, on September 13, 2000, a signing bonus of 1,500,000 shares of the Company's common stock.

          The Company has a three-year employment agreement with Ernest Zavoral, its President. The term runs through April 26, 2003 and, unless notified by the Board of Directors or the Executive Committee of the Company, the Agreement will automatically be renewed for one year, each year thereafter. The provisions of Mr. Zavoral's agreement, relating to stock and options, are substantially the same as those of Mr. Hoyng's agreement.

          The Company has a three-year employment agreement with Marek Lozowicki, its Executive Vice President. The term runs through April 26, 2003 and, unless notified by the Board of Directors or the Executive Committee of the Company, the Agreement will automatically be renewed for one year, each year thereafter. The provisions of Mr. Hoyng's agreement, relating to stock and options, are substantially the same as those of Mr. Hoyng's agreement.

                         INFOTOPIA, INC. AND SUBSIDIARY

  Compensation to the Board of Directors and Corporate Secretary

     According to board resolutions adopted on December 13, 2000, three current directors and the corporate secretary are entitled to receive options to purchase 500,000 shares of the Company's common stock each, per quarter, at the lowest trading price of the Company's common stock during the past ten months. If the Company achieves $30,000,000 in total revenues during the ten month period March 1, 2000 through February 28, 2001, the three board members and the secretary will be eligible for an additional stock option bonus of 500,000 shares each.

     The options are retroactive and prorated on a one-third basis each ($167,000 shares) for the first quarter of the 2001 fiscal year (March, April, May) and in full amounts for the calendar quarters thereafter.

  Royalty and Management Agreements

     In July 2000, the Company entered into a license agreement with Torso Tiger for the exclusive worldwide rights to advertise, promote, market, sell, distribute and exploit Torso Tiger, an abdominal fitness product. Pursuant to the agreement, the Company engaged Torso Tiger Inc. as its exclusive management company to oversee all operations relating to the advertising, promotion, manufacturing, sale, marketing, distribution and exploitation of the product.

     In consideration of the license granted, the Company issued 4,000,000 shares of its restricted common stock, equal to $600,000 at the price of $.15 per share. In the event such shares are not valued at $600,000 at the time they become freely trading, the Company shall pay Torso Tiger or its designee the difference in cash or issue additional shares or warrants or stock options to purchase Infotopia common stock to achieve an aggregate value of $600,000.

     In consideration of the services rendered by Torso Tiger, the Company (i) issued unrestricted, free trading common stock with a value equal to $1,000,000,
(ii) grants weekly royalties of 5% of "Gross Sales Revenues" of Torso Tiger (worldwide sales by any means other than retail), (iii) grants weekly royalties of 17% of the "Wholesale Selling Price" (from worldwide retail sales) of the product, (iv) shall pay additional contingent cash bonuses if certain levels of Gross Sales Revenues, Wholesale Selling Price are achieved and (v) shall pay additional contingent cash bonuses if certain Gross Television Sales Revenues are achieved. The agreement terminates on June 10, 2002 and can be extended for one or more periods.

     As of December 31, 2000, the Company discontinued the sale of the Torso Tiger and, therefore, established an impairment loss for the Torso Tiger license.

     In November 2000, the Company entered into a license agreement with Lohan Media, LLC ("LM") for the exclusive rights, until January 31, 2004, unless terminated earlier, to jointly, with LM, advertise, promote, market, sell, distribute and exploit the product currently known as "Body by Jake, Bun & Thigh Rocker" and a related product known as "Body by Jake Body Shape Up System" in North America, excluding Canada and in any and all media. The rights to distribute the product in any other international markets are specifically excluded; however, the Company will receive a reverse royalty on products sold by LM internationally after February 20, 2001.

     In consideration for the license, the Company shall pay LM a weekly royalty of five percent of "Gross Sales Revenues" from sales and exploitation of the product other than retail sales. In addition, the Company shall pay LM additional weekly royalties for payment by LM to Body By Jake Enterprises, LLC and the producers of the Infomercial.

     In consideration of the services to be rendered by LM, the Company (i) issued unrestricted, free trading common stock with a value equal to $1,000,000,
(ii) shall make an additional cash payment of $1,000,000 on February 20, 2001, and (iii) shall issue 7,000,000 shares of the Company's unrestricted, free trading stock in February 2001. After February 20, 2001, the company will pay additional cash bonuses equal to $250,000 for

                         INFOTOPIA, INC. AND SUBSIDIARY
every $5,000,000 of gross sales revenue. In addition, Infotopia shall pay royalties of 2% of "Gross Sales Revenue", 10% of the "Adjusted Gross Retail Revenue" and 3% of the "Adjusted Gross Revenues" to a management company.

     On November 16, 2000, the Company entered into an agreement with a management company for the joint development of certain infomercial projects, which are currently managed by the management company. The Company issued 800,000 restricted shares of its common stock as payment for management consulting fees relating to the production of the infomercial. Upon "roll-out" of any of the selected projects, Infotopia will pay $12,500 to the management company, cash payments equal to 10% of the gross revenue from continuity product sales and participation, as agreed, in other sources of revenue and/or economic advantage. The agreement shall terminate, unless extended in writing in the form of a marketing and distribution agreement for each of the selected projects. As of the date of this report, the Company has agreed to sign marketing and distribution agreements for all five products covered by this agreement.

NOTE 12 -- RELATED PARTY TRANSACTIONS

     On October 8, 2000, the Company received a two-year, $500,000 note from its former Parent, bearing interest at 8%. The first interest payment is due on April 1, 2001; thereafter, interest is due quarterly. At the election of the Company, the note is due in cash or Parent stock. On August 21, 2000, the former parent company filed for protection under Title 11 of the United States Code. The funding of the principal of this note is subject to bankruptcy approval. Because of the uncertainty of the collection on this note, the full amount of $500,000 has been written off to impairment expense.

     The Company made advances to and has receivables from officers and employees that amount to $83,896 and $71,767 as of December 2000, respectively.

     During the ten months ended December 31, 2000, the Company acquired certain assets from its former parent in exchange for assumption of an obligation. The Company paid $100,000 as settlement of this obligation.

     In April 2000, DABV purchased the stock of Flex Marketing, Inc. (Infotopia, Inc., Ohio) from its former Parent, in exchange for the rights to a patent for a back massage device. After the acquisition by DABV, which became Infotopia, Inc., the Company paid the patent owner $368,434 as settlement of a lawsuit the patent holder had against the former parent for commissions due from Flex Marketing, Inc.

NOTE 13 -- COMMON STOCK

     Of the 172,236,005 shares of common stock issued as of December 31, 2000, 17,271,878 shares are restricted pursuant to the Securities Act of 1933.

NOTE 14 -- EQUITY COMPENSATION AND STOCK OPTIONS

     On April 26, 2000 the Company issued 367,988 shares and on September 13 and 14, 2000, 3,950,000 shares of common stock as compensation to employees of Infotopia, Inc. for their involvement in the Company's activities. These shares have a vesting date of April 26, 2000 and are valued at $.001 per share (market at date of grant). As of December 31, 2000, employees holding 4,242,988 of such stock certificates remain employed by the Company and the total expense associated with these shares is included in the financial statements.

     Pursuant to his employment contract, on June 1, 2000, the Chief Executive Officer was granted options to purchase 1,000,000 shares of common stock with an exercise price of $.125 (the lowest market price of the prior twelve months); fair market value at date of grant was $.1566; therefore, a compensation cost aggregating $.0316 per share has been recognized in the financial statements. On December 13, 2000, the

                         INFOTOPIA, INC. AND SUBSIDIARY

CEO was granted options to convert one-third of his salary into 928,000 shares of common stock with an exercise price of $.0625 (the lowest market price of the prior twelve months); fair market value at date of grant was $.0781; therefore, a compensation cost aggregating $.0156 per share has been recognized in the financial statements. On December 15, 2000, the CEO was granted options to purchase 2,167,000 shares of common stock with an exercise price of $.0625 (the lowest market price of the prior months) for services on the board of directors; fair market due at date of grant was $.0938; therefore, a compensation cost aggregating $.0313 per share has been recognized in the financial statements.

     Pursuant to his employment contract, on June 1, 2000, the President was granted options to purchase 800,000 shares of common stock with an exercise price of $.125 (the lowest market price of the prior twelve months); fair market value at date of grant was $.1566; therefore, a compensation cost aggregating $.0316 per share has been recognized in the financial statements. On December 13, 2000, the President was granted options to convert one-third of his salary into 880,000 shares of common stock with an exercise price of $.0625 (the lowest market price of the prior twelve months) fair market value at date of grant was $.0781; therefore, a compensation cost aggregating $.0156 per share has been recognized in the financial statements. On December 15, 2000, the CEO was granted options to purchase 2,167,000 shares of common stock with an exercise price of $.0625 (the lowest market price of the prior months) for services on the board of directors; fair market value at date of grant was $.0938; therefore, a compensation cost aggregating $.0313 per share has been recognized in the financial statements.

     Pursuant to his employment contract, on June 1, 2000, the Secretary was granted options to purchase 600,000 shares of common stock with an exercise price of $.125 (the lowest market price of the prior twelve months); fair market value at date of grant was $.1566, therefore, a compensation cost aggregating $.0316 per share has been recognized in the financial statements. On December 13, 2000, the Secretary was granted options to convert one-third of his salary into 533,320 shares of common stock with an exercise price of $.0625 (the lowest market price of the prior twelve months); fair market value at date of grant was $.0781; therefore, a compensation cost aggregating $.0156 per share has been recognized in the financial statements. On December 15, 2000, the Secretary was granted options to purchase 2,167,000 shares of common stock with an exercise price of $.0625 (the lowest market price of the prior months) for his services as Company Secretary; fair market value at date of grant was $.0938; therefore, a compensation cost aggregating $.0313 per share has been recognized in the financial statements.

     Pursuant to a board of Directors resolution, dated December 13, 2000, a board member was granted options to purchase 2,500,000 shares of the Company's common stock at $.0625 per share, the lowest closing price of the Company's common stock during the past 12 months. All options issued are exercisable within 1 year from date of issuance. As of December 31, 2000, none of the options had been exercised.

     Pursuant to an interim agreement between Infotopia and Modern Health Sciences, Inc. ("Modern Health"), dated October 30, 2000, Modern Health was granted options for management services to be rendered on December 15, 2000 to purchase 4,666,667 shares of the Company's Common Stock at an exercise price of $.06 per share. All options issued are exercisable with 1 year from date of issuance. As of December 31, 2000, none of the options had been exercised.

     In addition to the stock options granted to employees, the Company has granted 4,666,667 options with an exercise price of $.0625 to an outside consultant for the services performed related to management services for a new product line. These options were valued at $200,278, using the Black-Scholes option pricing model and have been included in consulting services.

                         INFOTOPIA, INC. AND SUBSIDIARY

     The following table summarizes the option activity during the ten months ended December 31, 2000:

                                                                     WEIGHTED
                                                                      AVERAGE
                                                                     EXERCISE
                                                         SHARES        PRICE
                                                       ----------    ---------
Options outstanding at beginning of year.............          --           --
Options exercised....................................          --           --
Options granted......................................  18,075,987      $0.0533
Options forfeited/expired............................          --           --
                                                       ----------
Options outstanding at end of year...................  18,075,987      $0.0533
                                                       ==========    =========
                                                                       $0.0625
Option price ranges at end of year...................                to $0.125
Weighted-average fair value of options granted during
  the year...........................................                  $0.0533
Options exercisable at end of year...................  18,075,987
                                                       ==========

     The following table summarizes options outstanding at December 31, 2000:

                                                      WEIGHTED
                                   WEIGHTED           AVERAGE
  NUMBER                            AVERAGE          REMAINING
OUTSTANDING   EXERCISE PRICES   EXERCISE PRICES   CONTRACTUAL LIFE
-----------   ---------------   ---------------   ----------------
 2,400,000        $0.1250           $0.1250            0.414
15,675,987        $0.0625           $0.0625            0.959

     The fair value of each option grant is estimated on the date of grant, using the Black-Scholes options-pricing model, with the following weighted-average assumptions used for grants during the ten months ended December 31, 2000:

Risk-free interest rate..............  4.88% to 5.96%
Volatility rate......................  128.57%
Expected lives.......................  0.414 to 0.959 years

     The Company uses the intrinsic value method (APB Opinion 25) to account for its stock options granted to officers, directors, and employees. Under this method, compensation expense is recorded over the vesting period based on the difference between the exercise price and quoted market price on the date the options are granted.

     Had the Company chosen the fair value method of accounting for transactions involving stock option issuance (SFAS No. 123), the Company would have recorded and additional $650,165 as presented by the pro forma statement below:

Net loss as reported........................................  $(26,735,233)
Pro forma net loss..........................................  $(27,385,398)
Net loss per common share...................................  $       (.25)
Pro forma loss per share....................................  $       (.26)

                         INFOTOPIA, INC. AND SUBSIDIARY

NOTE 15 -- INCOME TAXES

     The components of the provision for income taxes are as follows:

Current Tax Expense
  U.S. Federal..............................................  $     --
  State and Local...........................................        --
                                                              --------
Total Current...............................................        --
                                                              --------
Deferred Tax Expense
  U.S. Federal..............................................        --
  State and Local...........................................        --
                                                              --------
Total Deferred..............................................        --
                                                              --------

     The reconciliation of the effective income tax rate to the Federal statutory rate is as follows for the ten months ended December 31, 2000:

Federal Income Tax Rate.....................................  (34.0)%
Effect of Valuation Allowance...............................   34.0%
                                                              -----
Effective Income Tax Rate...................................    0.0%
                                                              =====

     At December 31, 2000, the Company had net carry-forward losses of approximately $37,000,000. Because of the current uncertainty of realizing the benefit of the tax carry-forwards, a valuation allowance equal to the tax benefit for deferred taxes has been established. The full realization of the tax benefit associated with the carry-forwards depends predominantly upon the Company's ability to generate taxable income during the carry-forward period.

     Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

Deferred Tax Assets
  Loss Carry-forwards.......................................  $ 12,580,000
  Less: Valuation Allowance.................................   (12,580,000)
                                                              ------------
Net Deferred Tax Assets.....................................  $         --
                                                              ============

     Net operating loss carry-forwards expire starting in 2007 through 2019. Per year availability is subject to change of ownership limitations under Internal Revenue Code Section 382.

NOTE 16 -- GOING CONCERN

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As of December 31, 2000, the Company has an accumulated deficit of $38,026,530 and a current loss of $26,735,233. Based upon the Company's plan of operation, the Company anticipates that existing resources, together with funds generated from operations, will generate sufficient funds to fund the Company's working capital.

NOTE 17 -- SUBSEQUENT EVENTS

     In January 2001, the Company entered into one-year employment contracts with five new employees with terms expiring between January 1 and January 10, 2002. In connection with these employment agreements,

                         INFOTOPIA, INC. AND SUBSIDIARY
the employees have the option to convert one third on their salaries each year into the Company common stock. The exercise price is the lowest closing price of the preceding 12 months.

     On February 1, 2001, the Company entered into a retainer agreement for financial public relations counsel and for a program of financial communication and investor relations. The 12 month agreement calls for a monthly retainer of $5,000, plus direct and indirect expenses and the issuance of immediately vesting options to purchase 3,000,000 shares of the Company's common stock, exercisable at the closing bid price on February 1, 2001. The options expire January 31, 2006, and will be adjusted for any future stock splits and stock dividends.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Bondy & Schloss LLP, New York, New York.

                                    EXPERTS

     The financial statements of Infotopia, Inc., for the year ended December 31, 2000 have been audited by Merdinger, Fruchter, Rosen & Corso, P.C. and have been included in this prospectus in reliance upon the report of such firm and upon their authority as experts in accounting and auditing. The financial statements of Infotopia, Inc. for the year ended February 29, 2000 have been audited by Randy Simpson, CPA, and have been included in this prospectus in reliance upon the report of such firm and upon their authority as experts in accounting and auditing.

     You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer and/or solicitation is unlawful.

                      WHERE CAN YOU FIND MORE INFORMATION

     We file annual, quarterly and special reports and other information with the SEC. You may read and copy the documents we file at the SEC's public reference room in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC's Website at http://www.sec.gov.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                               12,527,734 SHARES


                                INFOTOPIA, INC.

                                  COMMON STOCK

                                   PROSPECTUS

                                            , 2001
                            ------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Nevada General Corporation Law (the "NGCL"), in general, allows corporations to indemnify their directors and officers against expenses actual and reasonable in connection with a proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation. In the case of a criminal action or proceeding, the director or officer must have had no reasonable cause to believe that the person's conduct was unlawful. The NGCL also provides that indemnification is not exclusive, and a corporation may make any other or further indemnification under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, however no indemnification may be made, if a judgment or other final adjudication establishes such director or officers' actions or omissions to act, were material to the cause of action so adjudicated and constitute: (a) a violation of the criminal law, unless the director or officer had reasonable cause to believe his/her conduct was lawful or had no reasonable cause to believe his/her conduct was unlawful; (b) a transaction from which the director or officer derived an improper personal benefit; (c) in the case of a director, a director held liable for an unlawful distribution, as defined by the NGCL; or (d) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of shareholder.

  Other Expenses of Issuance and Distribution

     The following table sets forth the expenses payable by the Company in connection with the sale, issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee.


SEC registration fee........................................  $ 4,673
Printing and Engraving Expenses.............................  $ 4,000
Legal Fees and Expenses.....................................  $40,000
Accounting Fees and Expenses................................  $10,000
Total.......................................................  $58,673


CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Subsequent to the Plan of Exchange dated April 25, 2000 (in which Dr. Abravanel's Formulas, Inc. acquired the Registrant), Balmer & Nelson resigned as the independent accountants for Dr. Abravanel's. Balmer & Nelson had previously audited the balance sheet of Dr. Abravanel's as of February 28, 1999 and the related statements of operations, stockholders' equity, and cash flows for the period from April 28, 1998 (the inception of Dr. Abravanel's) through the fiscal year ended February 28, 1999. Balmer & Nelson has not issued an adverse opinion or a disclaimer of opinion, nor has any report during the past year been qualified or modified as to uncertainty, audit scope, or accounting principles.

     During Dr. Abravanel's most recent fiscal year, and any subsequent interim period preceding the resignation of Balmer & Nelson, there were no disagreements with Balmer & Nelson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. During Dr. Abravanel's most recent fiscal year, and any subsequent interim period preceding this change in certified accountants, Balmer & Nelson did not advise Dr. Abravanel's that: (i) the internal controls necessary to develop reliable financial statements did not exist, (ii) that information had come to the accountant's attention that led it to no longer be able to rely on management's representations, or that made it unwilling to be associated with the financial statements prepared by management, (iii) there was a need to expand significantly the scope of its audit, or that information had come to the attention of Balmer & Nelson during said time period, that, if further investigated, may (a) materially impact the fairness or reliability of either a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements) or (b) cause it to be unwilling to rely on management's representations or be associated with Dr. Abravanel's financial statements, and
(iv) information had come to the accountant's attention that it had concluded materially impacted the fairness or reliability of either (a) a previously issued audit report or the underlying financial statements, or (b) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant's satisfaction, would prevent it from rendering an unqualified audit report on those financial statements).

     On April 14, 2000, Dr. Abravanel's engaged Randy R. Simpson, CPA, P.C., as the new independent accountant engaged as the principal accountant to audit Dr. Abravanel's financial statements. During Dr. Abravanel's two most recent fiscal years, and any subsequent interim period prior to engaging Randy R. Simpson, neither Dr. Abravanel's nor anyone on its behalf consulted Randy R. Simpson regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or (ii) the type of audit opinion that might be rendered on Dr. Abravanel's financial statements, or (iii) any matter which was either the subject of a disagreement (there were no disagreements, as stated above) or a reportable event (as described in Item 304(a)(1)(V) of Regulation S-K). The decision to engage Randy R. Simpson as Dr. Abravanel's new accountant was recommended and approved by the board of directors of Dr. Abravanel.

RECENT SALES OF UNREGISTERED SECURITIES

     See discussion regarding the issuance of shares in the section entitled "Cash Requirements," page 17.

                                  UNDERTAKINGS

     The undersigned registrant hereby undertakes: (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    EXHIBITS


  EXHIBIT
   NUMBER                             DESCRIPTION
  -------                             -----------
 (3)(i)(1)    Registrant's Articles of Incorporation, as amended.(5)
 (3)(ii)(1)   Registrant's Bylaws(1)
 (4)(i)(1)    Specimen Stock Certificate(2)
 (4)(i)(2)    Secured Convertible Debenture(5)
 (4)(i)(3)    Securities Purchase Agreement(5)
 (4)(i)(4)    Stock Purchase Warrant(5)
 (4)(i)(5)    Certificate of Designation-Convertible Preferred Series A(7)
 (4)(i)(6)    Certificate of Designation-Convertible Preferred Series B(7)
 (4)(i)(7)    Form of Secured Convertible Debenture with Sea Spray
              Holdings, Ltd. (previously filed)
 (4)(i)(8)    Form of Warrant in favor of Sea Spray Holdings, Ltd.
              (previously filed)
 (5)(i)(1)    Opinion of Bondy & Schloss LLP as to the legality of the
              securities being offered.
(10)(i)(1)    Acquisition Agreement by and between Registrant and Torso
              Tiger, Inc.(3)
(10)(i)(2)    License Agreement(3)
(10)(i)(3)    Mutual Release and Settlement Agreement with Greenwood And
              Hall(3)
(10)(i)(4)    Settlement Agreement and Full Release with David M. Vitko,
              D.V. Back Products, Inc., General Partner, Backstroke,
              Ltd.(3)
(10)(i)(5)    Addendum Manufacturing, Marketing and Distribution Agreement
              with Dean Tornabene(3)
(10)(i)(6)    Settlement Agreement and Full Release with Cactus Jack(5)
(10)(i)(7)    Letter of Understanding with First Equity Capital(3)
(10)(i)(8)    Lease with David Cuniff, dated May 19, 2000(4)
(10)(i)(9)    License Agreement by and between Registrant and Lohan Media,
              LLC(5)
(10)(i)(10)   Vision Publishing Inc./Technical Analysis Agreement(5)
(10)(i)(11)   Infomercial Marketing and Distribution Agreement(5)
(10)(ii)(1)   Executive Employment Agreement between Registrant and Daniel
              Hoyng(5)
(10)(ii)(2)   Executive Employment Agreement between Registrant and Ernest
              Zavoral(5)
(10)(ii)(3)   Executive Employment Agreement between Registrant and Marek
              Lozowicki(5)
(10)(ii)(4)   Executive Employment Agreement between Registrant and Lisa
              Ulshafer(5)
(10)(ii)(5)   Executive Employment Agreement between Registrant and Robert
              Tilton(5)
(10)(ii)(6)   Executive Employment Agreement between Registrant and Alan
              E. Ricks(5)
(10)(ii)(7)   Executive Employment Agreement between Registrant and
              William F. Gross(5)
(10)(ii)(8)   Executive Employment Agreement between Registrant and
              Douglas Blattner(6)
(10)(ii)(9)   Executive Employment Agreement between Registrant and Daniel
              Hoyng, dated as of June 29, 2001 (previously filed)
(10)(ii)(10)  Executive Employment Agreement between Registrant and Ernest
              Zavoral, dated as of June 29, 2001 (previously filed)
(10)(ii)(11)  Executive Employment Agreement between Registrant and Marek
              Lozowicki, dated as of June 29, 2001 (previously filed)
(10)(ii)(12)  Executive Employment Agreement between Registrant and
              Clinton Smith, dated as of June 29, 2001 (previously filed)

  EXHIBIT
   NUMBER                             DESCRIPTION
  -------                             -----------
(10)(ii)(13)  Form of Executive Employment Agreement between Registrant and Gregory L. Kofford, dated as of August 13, 2001
              (previously filed)
(23)(i)(1)    Consent of Bondy & Schloss, CPA, P.C. (included in Exhibit
              (5)(i)(1))
(23)(i)(2)    Consent of Randy Simpson, CPA, P.C. (previously filed)
(23)(i)(3)    Consent of Merdinger, Fruchter, Rosen & Corso, P.C. (filed herewith)


---------------
(1) Registration Statement on Form 10-SB of Registrant (f/k/a Dr. Abravanel's Formulas, Inc.).

(2) Registration Statement on Form S-8 of Registrant, No. 333-49642.

(3) Quarterly Report of Registrant on Form 10-QSB for the quarter ended May 31, 2000.

(4) Registration Statement on Form SB-2 of Registrant, Amendment No. 1 thereto, filed November 3, 2000.

(5) Registration Statement on Form SB-2 of Registrant, filed January 11, 2001.

(6) Annual Report of Registrant on Form 10-KSB for the year ended December 31, 2000.

(7) Registration Statement on Form SB-2 of Registrant, filed March 27, 2001.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2, and has duly caused this registration statement amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Raynham, Massachusetts, on August 22, 2001.


                                          INFOTOPIA, INC.

                                          By: /s/     DANIEL HOYNG
                                            ------------------------------------
                                                        Daniel Hoyng
                                             Chief Executive Officer, Chairman
                                              and Director and attorney-in-fact